FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: April 17, 2006	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	GLENCAIRN GOLD CORPORATION 2005 ANNUAL REPORT

2	GLENCAIRN GOLD CORPORATION MANAGEMENT INFORMATION CIRCULAR

3	FORM OF PROXY

EXHIBIT 1

CONTENTS

1	Highlights
2	Message to Shareholders
6	Bellavista Mine
8	Limon Mine
10	Mineral Reserves and Mineral Resources
11	Social and Environmental Responsibility
12	Management's Discussion and Analysis of Financial Results
21	Management's Responsibility for Financial Reporting
21	Auditors' Report to Shareholders
22	Consolidated Financial Statements
25	Notes to Consolidated Financial Statements
IBC	Corporate Information (Inside back cover)

All currency amounts are in US dollars unless indicated otherwise.

In the space of little more than two years, Glencairn Gold has been transformed from a near-dormant exploration company to a mining company with two operating mines that are expected to produce almost 100,000 ounces of gold in 2006. In that short period, the Company acquired the existing underground Limon Mine in Nicaragua and, from a green.elds site in Costa Rica, brought into production the open pit Bellavista Mine. This is a signi.cant accomplishment for Glencairn and a testament to the hard work and dedication of its personnel in Canada and Central America.

Glencairn Gold Corporation Annual Report 2005

Today, the Company can boast a strong balance sheet and unhedged gold production that is increasing year-on-year. Glencairn’s total production in 2006 is projected to reach 99,000 ounces, well above the previous year’s production. Cash operating costs are anticipated to decline to $307 per ounce sold compared to $369 in 2005. As well, Glencairn continues to seek new opportunities for expansion.

Total ounces of gold sold by Glencairn during 2005 was 53,103, including Bellavista’s 9,875 pre-production ounces.

The highlight of 2005 was the opening of the Bellavista Mine in Costa Rica, which is projected to produce 60,000 ounces annually over the next seven years.

Bellavista is a conventional heap-leach operation built in rugged terrain near the Paci.c coast of Costa Rica and, because of its location, was constructed to meet strict environmental standards. Glencairn also focused on local communities, a central concern in our mine planning, construction and operation, and we are extremely pleased that a bulk of our workforce is drawn from surrounding communities. In addition, the Company works closely with the community, providing several improvements such as a new, clean water supply.

The mine itself achieved commercial production in December 2005, and it sold 3,750 ounces of gold that month. In the months leading up to commercial production, the Bellavista Mine sold an additional 9,875 ounces, the revenues and costs of which were capitalized. The Limon Mine is an underground operation in Nicaragua with its primary source of ore coming from the Talavera deposit. In 2005, Glencairn developed a new zone on the previously mined Santa Pancha vein system at Limon. It is anticipated that Santa Pancha will become the main draw for ore by 2007, when Talavera will be mined out. Gold sales from Limon totaled 39,478 ounces in 2005, compared to 47,983 ounces in the previous year.

In 2005, there was a lower average mine grade at Limon and temporary suspension of operations due to road blockades by a small group of current and former employees. Another three-week shutdown occurred subsequent to year-end. Glencairn continues to seek a permanent resolution to the problem.

Revenue from gold sales remained relatively constant at $19.4 million, a small decrease from $19.7 million in the previous year. The average realized price per ounce of gold increased for the second consecutive year, rising to $448 from $410 in 2004.

The rising gold price in the latter half of 2005 had a positive impact on the revenue .gure. The price of gold opened the year at approximately $440 per ounce and drifted sideways into the summer months. However, gold staged a dramatic increase in the latter half of the year closing out 2005 at $520, and the pronounced strength in the gold price continued into 2006. Glencairn has successfully avoided employing hedges to fund its development projects. It therefore can fully capitalize on the current level of gold prices and will capture the revenue potential of any further increases, which Glencairn is optimistic will take place over the next several years.

Glencairn Gold Corporation Annual Report 2005

Net loss for the year declined to $4.1 million compared to $8.6 million in 2004, or a $0.03-per-share loss in 2005 and $0.06-per-share loss in 2004. This decline resulted mainly from a $444,000 decrease in general and administrative expenses and a $3.2 million reduction in year-over-year exploration expenditures. Glencairn reduced exploration expenditures during 2005 to conserve cash, but in the future, exploration around our existing operations remains a top priority.

At year-end, the balance sheet was strong with total assets of $70.2 million against total liabilities of $15.8 million. During the course of the year the Company raised gross proceeds of

Glencairn Gold Corporation Annual Report 2005

Glencairn has set a goal of at least one major acquisition during 2006

$5.1 million in an equity offering to fund the .nal property payment on Bellavista, completion of the Bellavista grinding circuit and general working capital purposes. The Company also secured a $6 million loan facility during the second quarter to fund exploration, construction and development at both Limon and Bellavista. Glencairn received an additional $2.5 million in cash and other considerations on the close of the sale of its Vogel Property in northern Ontario.

Early in the year, the Company hired Garry Biles, P. Eng., as General Manager of the BellavistaMine. Mr. Biles has 30 years of experience in mining, having served as General Manager at Eskay Creek in northern British Columbia and at the Seabee and Jolu mines in Saskatchewan. The Central American operations were further strengthened with the appointment of Gaston Araya as General Manager of Limon. He has had a long, successful career in senior operations for mines in Chile and Venezuela. We would like to thank former Vice-President, Corporate Development, Dunham Craig, who stepped down from his post last year. He was instrumental in building the Bellavista operation.

The Board of Directors gained considerable depth with the election of Ron Gagel, a chartered accountant with 25 years of experience in the resource sector, most notably as Chief Financial Of.cer of Aur Resources, and is currently Vice President and CFO of FNX Mining. He replaced Colin Benner, the former Chairman of Black Hawk Mining. We extend a sincere thanks to Mr. Benner for his valuable contributions over the years.

Last year was a year of accomplishment for Glencairn, with the fully operational Bellavista mine now on-stream as its second gold-generating asset. At Limon, we have developed the Santa Pancha deposit to extend the mine life.

Glencairn has set a goal of at least one major acquisition during 2006, to build on our expertise as gold miners. At this writing, the Company is in the process of examining several opportunities and is optimistic that a transaction can be carried out in the not-too-distant future.

Toronto, March 22, 2006

Glencairn Gold Corporation Annual Report 2005

Before reaching commercial production in late 2005, the mine had produced nearly 10,000 ounces in the pre-production phase

BELLAVISTA MINE
 COSTA RICA

In December of 2005, Glencairn's newest operation, the Bellavista Mine in Costa Rica, achieved commercial production, producing 4,257 ounces in its first full month of operation.

The mine, Glencairn's second Central American operation (see Limon project on page eight), lies in the Montes de Oro (Gold Hills) 70 kilometres west of the Costa Rican capital of San Jose.

During the development phase of the project in 2005, approximately 800,000 tonnes of ore were loaded on the heap leach pads from mid-April to November; leaching started in early June.

As the Bellavista Mine began to take shape over the pre-production period last fall, it sold an additional 9,875 ounces, the revenues and costs of which were capitalized.

Another 2.3 million tonnes of waste were mined during the pre-stripping program. Life-of-mine strip ratio is anticipated to be

Glencairn Gold Corporation Annual Report 2005

1.3 to 1.0. Bellavista is a conventional heap; leaching operation, with run-of-mine ore grading an average 1.50 grams per tonne (gpt) and loaded on pads by a radial stacker for leaching. Gold recoveries have been performing as expected, while both the mining rate and grades are also meeting feasibility targets.

Aside from the operational achievements of putting a mine into production, the Bellavista water management system was tested by record rainfall levels during; the start-up phase. The system more than passed this test and the water management and handling systems were declared fully operational. The rainy season runs from May to October in this part of Costa Ricaa near the Pacific Coast. During the heaviest rainy period begin-g ning in mid-September through to the end of October, actual mining operations may be put on hold while leaching and gold production would continue. During the dry season the mine is designed to make up for any production delayed due to the rains.

The life-of-mine average annual' production is projected to be 60,000 ounces over the next seven years. Cash operating cost per ounce sold is expected to be $267 per ounce in 2006.

The mineral reserve as at December 31, 2005 was 9,550,000 tonnes grading 1.50 gpt and 459,900 ounces of contained gold

At Bellavista, protecting the environment is a paramount consideration. In fact, the government considers Glencairn's Bellavista Environmental Impact Study approved in 2001 the most comprehensive study of its kind delivered in the history of the country.. Our goal is to leave the smallest "footprint" possible, likely about 85 hectares in total with reforestation program already planned following closure. Rehabilitation occurs as an ongoing part of regular operating activities.

On the exploration front, Glencairn has identified the old Montezuma underground mine as a primary exploration drill target for highgrade quartz veins. It lies immediately south of the Bellavista deposit and has reported historical production of approximately 100,000 ounces; of gold from 1896 to 1914.

Glencairn Gold Corporation Annual Report 2005

LIMON MINE
 NICARAGUA

After more than six decades in operation and two years in the Glencairn fold, the Limon mine continues its tradition as a venerable Nicaraguan gold producer

The Limon mine, in continuous operation since 1941, is primarily an underground operation about 100 miles north of Managua, the capital of Nicaragua. It has produced nearly three million ounces of gold since the early 1940s from three vein systems. Glencairn Gold acquired the asset in late 2003, and 2005 marks its second full year of operation under the Glencairn banner. Historically the largest gold mine in Central America, Limon is projected to produce 38,000 ounces of gold in 2006.

The primary underground deposit is Talavera, which is being phased out by 2007. It will be replaced by a new deposit, a section of the previously mined Santa Pancha vein system. The Talavera operation employs the longhole, open stoping mining method. A fully mechanized operation, Talavera incorporates one- and two-boom production jumbo drills, LHD mucking machines and haul trucks transporting the ore to surface from as deep as 320 metres underground. Talavera currently supplies the bulk of the ore to the 1,000-tonne-per-day processing plant, while supplemental feed comes from smaller open pits in the area.

Development of the Santa Pancha deposit was the key focus in 2005. Glencairn excavated an access to the deposit through a 591-metrelong ramp to a vertical depth of 90 metres. Approximately $2.8 million will be spent during 2006 on development, part of it recovered from Santa Pancha gold production. Mill feed from the Santa Pancha underground is anticipated to start in the second quarter of 2006 with full production scheduled by the second half. A small open pit associated with Santa Pancha is currently supplying mill feed. Originally forecast to supply about 30,000 tonnes, this open pit has proven more extensive than expected, yielding nearly 90,000 tonnes of oregrade material already, with another 30,000 tonnes of potential mill feed identified.

By year-end, proven and probable mineral reserves at Limon were 1,299,300 tonnes grading 5.34 grams per tonne gold (gpt), or approximately 223,100 contained ounces, compared to nearly 1,787,000 tonnes grading 5.18 gpt or approximately 298,000 ounces at year-end 2004. The decrease in Limon mineral reserves is due to production in 2005 and the elimination of low-grade mining blocks. In the measured and indicated mineral resource categories, the number of contained ounces rose to 69,000 from 39,000 ounces in 2004. In the inferred mineral resource category, the contained ounces were slightly higher at 218,000 ounces at year-end 2005. (For further details, see accompanying tables on page 10 entitled "Mineral Reserves and Mineral Resources.")

Glencairn Gold Corporation Annual Report 2005

Mineral reserve estimates assumed a conservative gold price of US$450 per ounce. Increases in costs of consumables such as steel, diesel, electricity and mining supplies have offset, to some degree, the effect of stronger gold prices. Cash operating costs per ounce sold are expected to be approximately $371 in 2006.

One of the unfortunate recent aspects of the Limon Mine is the periodic effect of short-term work stoppages caused by one of the three unions on site. One such stoppage occurred in November 2005. This action has affected mine operating results to some degree, as did a lower mine grade. Total gold sales for Limon, for example, declined to 39,478 ounces in 2005, about 8,500 ounces below the level of the previous year. Another three-week stoppage occurred in early 2006. Glencairn is optimistic that a permanent solution can be found in the near future.

In 2005, exploration activity focused on the Limon Mine concession with a minor amount of prospecting and mapping on the other Nicaraguan concessions. The total expenditure for the year was $1.4 million, and work in the Limon district consisted of target definition, drill testing of existing targets and a search for near-surface sources of mill feed. Activities included close to 14,000 metres of drilling. Most of the drilling was conducted within and adjacent to the Talavera underground operations with a minor amount of drilling on two other targets in the Limon district. Exploration identified several small areas amenable to open-pit mining that are included in the year-end Limon mineral resources and reserves. Results from the 2005 program, which included several high-grade but discontinuous gold-quartz vein intercepts, clearly demonstrated that the area southwest of Talavera warrants additional exploration drilling. The Nicaraguan mineral concession holdings of the Company were reduce din area by 56% to 348 square kilometres to eliminate areas of low exploration potential.

Glencairn Gold Corporation Annual Report 2005

MINERAL RESERVES AND MINERAL RESOURCES

as at Dec. 31, 2005

Mineral Reserves

	Gold Price	Cut-off Grade (g/t)	Tonnes	Grade (g/t)	Contained Gold Ounces

Limon - proven, underground	$450	3.9	169,900	5.52	30,100
Limon - proven, open pit	$450	2.9	32,000	5.53	5,700
Limon - probable, underground	$450	3.9	1,008,800	5.39	174,700
Limon - probable, open pit	$450	2.9	88,600	4.43	12,600

Limon Total			1,299,300	5.34	223,100

Bellavista - proven	$450	0.5	8,410,500	1.46	393,600
Bellavista - probable	$450	0.5	1,139,500	1.81	66,300

Bellavista Total			9,550,000	1.50	459,900

Total Proven & Probable					683,000

Measured and Indicated Mineral Resources (additional to mineral reserves)

Limon - Measured, underground	4.5	23,200	7.12	5,300
Limon - Indicated, underground	4.5	283,400	6.09	55,500
Limon - Indicated, open pit underground	2.0	49,900	4.90	7,900

Limon Total		356,500	5.99	68,700

Bellavista - Measured	0.5	7,005,000	1.19	268,000
Bellavista-Indicated	0.5	4,111,300	1.16	153,300

Bellavista Total		11,116,300	1.18	421,300

Inferred Mineral Resources (additional to mineral reserves)

Limon	4.5	970,800	7.00	218,400

La India Historical Estimates[4]
La India - Indicated	4.5	775,400[4]	8.2	-
La India- Inferred	4.5	1,123,500[4]	9.3	-
Note 1 - The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 ("CIM Standards") Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources for Limon and Bellavista art, in addition to Mineral Reserves. The mineral reserves and resources reported herein were calculated using gold price of $450 per ounce.

Note 2 -The mineral reserve and resource estimates for the Limon Mine set out in the above table were prepared under the supervision of K. Atkin, P.Geo., an employee of the Company and the responsible Qualified Person, in compliance with National Instrument 43-101.

Note 3 -The mineral reserve and resources estimates for the Bellavista Mine set out in the above table were prepared under the supervision of M. Gareau, P. Geo, an employee of the Company and the responsible Qualified Person, in compliance with National Instrument 43-101, Bellavista mineral reserves are based on a strip ratio of 1: 3:1 (tonnes waste per tonne of ore).

Note 4 - The mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM Standards, as defined in Note 1 above, of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources. The La India mineralized material is not treated as current mineral resources by the Company and is considered an historic estimate. As such, while it is relevant, it should not be relied upon.

Glencairn Gold Corporation Annual Report 2005

SOCIAL AND
ENVIRONMENTAL
RESPONSIBILITY

As a matter of good corporate citizenship, Glencairn Gold Corporation continually seeks to minimize, the environmental impact of its operations and, on the socioeconomic level, contributes to infrastructure and other improvements ill the communities neighbouring our mines. For example, we have contributed to improvements in the potable water system for a community near our Bellavista Mine in Costa Rica. Glencairn has also donated land containing a spring to the community. The company has also contributed to the paving of streets in the community, donated a garbage collection vehicle, improvements to the municipal building and numerous other lesser projects in the community and donated funding for a variety of community social and sports events.

Last year, at the Limon operation in Nicaragua we identified several projects targeted at the educational needs of the communities' younger people, such as the establishment of an accredited technical school for high school-age students. Glencairn's role is providing students with access to in minesite equipment and facilities, such as the electrical and machine shops, for hands-on training. It's a classic win-win situation in that Glencairn benefits front the creation of a trained labor pool near at hand, while all the students gain valuable skills they can put to use anywhere should they leave the region or establish their own business as an electrician or mechanic.

Late last, year, we were alerted to an opportunity to acquire computer equipment (10 computers, office furniture, monitors, printers) and donated it to the local high school in Limon. Glencairn also funded art Internet link for the computers. During the daytime the computer centre is open to young students, but it is also available to adults for evening learning sessions.

We also were instrumental in establishing a co-operative, which is a member-owned general store set up along the lines of co-ops such as one would see in Canada. Through an interest-free loan in 2004, Glencairn funded the initial startup phase of the business, which provides everything from groceries to cable TV access to bottled water from a water purification plant built by Glencairn for its mining operations but made available to the community. In 2015, we worked with the cooperative to set up its financial systems and organizational aspects.

On the environmental front, we, continue to operate a reforestation program at Bellavista, both on-site and on neighbouring areas previously cleared for agricultural use.

At Limon, a plantation has been established over an old tailings site left behind by a previous operator.

Reclamation at Bellavista is a daily process of progressive rehabilitation, seeding vegetative cover such as grasses immediately after a section of ground has been mined and covering the slopes of the waste storage sites, This practice eliminates erosional damage from the heavy tropical rains in the area and returns the impacted areas to a natural setting more quickly. An entire department is dedicated to conducting these activities every day.

Glencairn regards community development and environmental protection as key responsibilities. The Company strives to ensure that its impact on the environment is minimized through proactive protection and reclamation programs and that its activities have a positive benefit for the people and communities in the vicinity of its operations.

Glencairn Gold Corporation Annual Report 2005

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes thereto which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. All dollar amounts are US dollars unless otherwise indicated.

Disclosure Controls and Procedures
Management is responsible for the information disclosed in this management discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As of the financial year ended December 31, 2005, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Overview
Glencairn Gold Corporation ("Glencairn" or the "Company") is a gold mining company that operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua. The Bellavista Mine achieved commercial production in December 2005. The Company owns exploration properties in Nicaragua. The Company's objective is to become a mid-tier gold producer through the acquisition of operating mines and advanced development projects.

Critical Accounting Estimates
The Company's accounting policies are described in note 2 to the consolidated financial statements. The estimates made in applying the policies below are highly uncertain and a change in these estimates could materially impact the consolidated financial statements.

Property, Plant and Equipment
Carrying values for operating mines, development projects and exploration properties are carried at cost less depreciation, depletion and any write-downs to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying amount of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying amount of the asset tested. The charge to earnings will be the difference between the asset's fair value and the carrying amount. Future cash flows are estimated by management based on estimated gold prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to uncertainty and risk.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on units of production basis over existing mineral reserves using ounces of gold. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates or gold price changes.

Reclamation Obligations The Company is subject to environmental protection laws governing reclamation of its mine sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of the liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the life of the asset. However, when a change in fair value reduces future cash flows, the reduction is recorded against the related asset. If the reduction in fair value exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in

Glencairn Gold Corporation Annual Report 2005

estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company at December 31, 2005.

Contingencies
An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in note 18 to the consolidated financial statements,

Leach Pad Product Inventory at the Bellavista Mine
Gold from the Bellavista Mine is recovered through the heap leaching process by which ore is placed on leach pads, treated with a chemical solution, and the solution is processed in a plant to recover the gold. For accounting purposes, costs are accumulated in product inventory based on current mining costs. Costs are removed from product inventory as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the tones of ore placed on the leach pads, the assayed grade of ore placed on the leach pads and an estimated recovery percentage. Feasibility study testing indicated approximately 79% of the contained gold ounces would be recovered by the end of the mine life.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. At December 31, 2005, the weighted-average cost per estimated recoverable ounce of gold on leach pads was $263 per ounce.

Commercial Production
The Company has established a policy to estimate when commercial production commences. That policy establishes that commercial production commences when gold output reaches 60% of rated capacity and on a sustainable basis. In the case of the Bellavista Mine this output is 3,000 ounces of gold per month and was reached in December 2005.

Stock Option and Warrant Expense
The determination of the fair value of stock options and warrants issued requires management to estimate future stock volatility and a risk-free rate of return.

Selected Annual Information

	2005	2004	2003

Gold sales (ounces)	43,228	47,983	45,927
Average spot gold price ($/ounce)	$ 445	$ 410	$ 363
Average realized gold price ($/ounce)	$ 448	$ 410	$ 332
Cash operating costs ($/ounce)	$ 369	$ 308	$ 248
Total cash costs ($/ounce)	$ 393	$ 331	$ 267

(in thousands, except per share amounts)
Sales	$ 19,383	$ 19,669	$ 16,182
Cost of sales	$ 15,931	$ 14,770	$ 11,395
Net loss	$ (4,077)	$ (8,594)	$ (1,249)
Loss per share - basic and diluted	$ (0.03)	$ (0.06)	$ (0.02)

Cash	$ 6,799	$ 13,728	$ 14,903
Working capital	$ 6,144	$ 18,693	$ 20,165
Total assets	$ 70,239	$ 60,973	$ 38,723

Glencairn Gold Corporation Annual Report 2005

Results of Operations

LIMON MINE

	2005	2004	Change	% Change

Gold sold (ounces)	39,478	47,983	(8,505)	(18%)
Realized price per ounce	$ 443	$ 410	$ 33	8%
Cash operating cost per ounce	$ 370	$ 308	$ 62	20%
Total cash cost	$ 397	$ 331	$ 66	20%
Tonnes milled	311,350	341,234	(29,884)	(9%)
Ore grade (g/tonne)	4.7	5.1	(0.4)	(8%)
Recovery (%)	83.8	84.6	(0.8)	(1%)

($ in thousands)
Sales	$ 17,474	$ 19,669	$ (2,195)	(11%)

Cost of sales	14,615	14,770	(155)	(1%)
Royalties and production taxes	1,040	1,131	(91)	(8%)
Depreciation and depletion	1,217	2,468	(1,251)	(51%)
Accretion	118	132	(14)	(11%)
Environmental remediation	(900)	(173)	(727)	(420%)

	16,090	18,328	(2,238)	(12%)

Earnings from mining operations	$ 1,384	$ 1,341	$ 43	3%

Sales from the Limon Mine decreased by $2,195,000 or 11% in 2005 compared to 2004. Gold sold in 2005 decreased by 8,505 ounces or 18% partially due to intermittent illegal road blockades by employees and others in the last half of 2005 and partially due to lower ore grades and recovery. This decrease in gold sales was partially offset by higher realized prices of $443 per ounce in 2005 or 8% higher than 2004.

Cost of sales decreased by $155,000 or 1% while cash operating costs per ounce increased by $62 to $370 in 2005. The decreased cost of sales resulted from the 18% decrease in volume of ounces sold in 2005. Cash operating cost per ounce increased by 20% due to increases in input costs such as fuel and electricity and the fixed nature of many production costs.

Amounts for depreciation and depletion decreased by 51% in 2005 compared to 2004 as a result of the new ore reserves added at the beginning of 2005. In 2005, a reduction of the estimated cost of reclamation activities produced a credit of $900,000 in environmental remediation. In 2004, environmental remediation was a credit of $173,000 due to changes in the expected timing of reclamation activities as a result of extending the mine life with additional proven and probable reserves.

Glencairn Gold Corporation Annual Report 2005

BELLAVISTA MINE

Commercial production at Bellavista commenced in December 2005 and only sales and costs from this period are included in the amounts below.

	2005	2004

Gold Sold (ounces)	3,750
Realized price per ounce	$ 509	$ -
Cash operating cost per ounce	$ 351	$ -
Total cash cost	$ 361	$ -
Tonnes mined	164,932	-
Ore grade (g/tonne)	1.6	-

($ in thousands)
Sales	$ 1,909	$ -

Cost of sales	$ 1,316	$ -
Royalties and production taxes	38	-
Depreciation and depletion	382	-
Accretion	20	-
Environmental remediation	(23)	-

	1,733	-

Earnings from mining operations	$ 176	$ -

Construction of Bellavista Mine began in December 2003 and the initial phase of construction was completed in 2005. Stacking ore on the leach pad commenced in April 2005 and leaching of the ore began in June. The Company's policy is to recognize commercial production when the operation produces gold at 60% of the rated capacity on a sustainable basis and this occurred in December 2005. Although the start of operations commenced later than expected, mining and leaching are ramping up generally as expected in the feasibility study. Prior to commercial production 9,875 ounces of gold were sold from the Bellavista Mine. The revenue and costs associated with these ounces were capitalized into property, plant and equipment as preproduction costs and are not included in the amounts shown in the table above. At December 31, 2005 mineral reserves are expected to be adequate for seven years of production.

Sales at Bellavista during commercial production from December 1 to 31, 2005 were $1,909,000 from 3,750 ounces of gold at a realized price of $509. Cost of sales were $1,316,000 in the same period and cash operating costs were $351 per ounce. In December 2005 the Costa Rican Supreme Court upheld an arbitration award that required the Company to purchase the mineral rights of the Dobles property adjacent to the mine site at a cost of $944,000. This amount was charged to earnings as there were no known mineral resources on the Dobles property.

Other Expenses
General and administrative expense decreased by $444,000 or 11% in 2005 compared to 2004 due to the reduction in overall expenses by 8267,000 and increased cost recoveries of $177,000 under a cost-sharing agreement with Blue Pearl Mining Ltd., a related party.

Exploration expense decreased by $3,209,000 in 2005 from 2004. In 2004 the Company undertook a major exploration program around the Limon mine to prove up new areas and convert mineral resources to proven and probable reserves. This exploration activity resulted in an increase of ore reserves to over five years worth of production at the end of 2004. In 2005 exploration activity was greatly reduced and consisted of drilling and trenching on the Limon Mine concession with minor prospecting on other Nicaraguan concessions. In early November 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations. Nicaraguan mineral concession holdings with low exploration potential were dropped in

Glencairn Gold Corporation Annual Report 2005

2005 to save costs. In 2004 exploration was also conducted on the Vogel Project in Timmins and with the information developed the project was sold in early 2005.

Other expense totalled $174,000 in 2005 or a change of $448,000 from the other income of $274,000 recorded in 2004. In 2005 the Company incurred expenses for interest and finance fees ($648,000) and the Dobles award ($944,000) that had no comparable amounts in 2004. Also foreign exchange expense increased by $839,000 in 2005 due to currency declines and holding non-US dollar net current assets. The gain on property, plant and equipment sales increased by $1,757,000 in 2005 from the sale of the Vogel Project and the mill and certain mineral properties near the Keystone Property in Manitoba. Assets sold in 2004 were mobile equipment from the Keystone Mine. In 2004 the Company settled a claim for municipal taxes at the Keystone Property of $610,000.

Stock option and warrant expense decreased by $955,000 in 2005. In 2004 Glencairn had recently acquired both the Limon and Bellavista mines and hired many new employees. Consequently more options were granted in 2004 compared with 2005.

Related Parties
At December 31, 2005 there was a loan of Cdn $425,000 (2004 - Cdn$425,000) outstanding to a director of the Company. This loan is non-interest bearing, repayable on or before September 6, 2006 and secured by a pledge of 333,333 common shares of the Company, which is the only recourse available to the Company. At times during the past two years up to three directors of the Company were also directors or officers of Breakwater Resources Ltd and one common director remained at December 31, 2005. During the past two years Breakwater has provided certain purchasing and logistics for the Limon and the Bellavista mines and sold supplies to the Limon Mine. The purchasing arrangement provides cost savings from Breakwater's economies of scale in purchasing. The contracts were made on commercially acceptable terms. In 2005 the Company paid Breakwater $472,000 (2004 - $477,000) for these services and purchased supplies. The Company continues to receive purchasing and logistics services and purchases supplies from Breakwater for the Limon Mine.

Certain directors and officers of the Company are also directors or officers of Blue Pearl Mining Ltd. The Company provided office and administrative services to Blue Pearl and received a fee based on the cost of the services of $227,000 (2004 - $50,000) for these services.

During 2003, the Company engaged Endeavour Financial Ltd. ("Endeavour") to provide assistance in arranging financing for its Bellavista Mine in Costa Rica. A director of the Company is also a director of an Endeavour affiliate. A commission of $228,000 in connection with the prospectus financing that closed on March 3, 2004 was paid to Endeavour and was included in share issue costs. General and administrative expense for the year ended December 31, 2004 includes consulting fees of $45,000 paid to Endeavour. This contract was terminated in 2004.

Cash Flows
Operating activities used $1,449,000 in 2005 and $7,108,000 in 2004. Operating cash flows from Limon decreased as 8,505 fewer ounces were sold in 2005. The start of commercial production at Bellavista in December 2005 with 3,750 ounces sold partially offset the decrease in Limon ounces. The increase in realized prices for gold to $448 in 2005 from $410 the previous year, also contributed to the reduction of cash used by operations in 2005. Exploration expense decreased by $3,209,000 as the amount of exploration work was reduced after the 2004 exploration program significantly increased reserves at the Limon Mine.

Financing activities provided $10,482,000 in 2005 from a $6,000,000 long-term loan and a prospectus issue of units consisting of shares and warrants. Proceeds from the loan and share issue were used to complete the Bellavista Mine and for working capital requirements. In 2004, two issues consisting of units of shares and warrants provided $28,702,000 that was mainly used for Bellavista construction and Limon Mine equipment.

Investing activities required $15,962,000 in 2005. Property, plant and equipment costs for Bellavista, Limon and corporate required

Glencairn Gold Corporation Annual Report 2005

$15,857,000, $2,922.000 and $21,000 respectively. Sale of the Vogel Project and certain assets at the Keystone Mine provided $2,586,000. In 2004, investing activities required $22,769,000 and comprised $21,028,000 for Bellavista construction, and $2,947,000 in capital expenditures at the Limon Mine. Proceeds from the sale of assets provided $1,261,000 in 2004.

Liquidity and Capital Resources
The Company had cash of $6,799,000 and working capital of $6,144,000 at December 31, 2005. In early 2006 the Company received $900,000 from the sale of surplus land in Costa Rica. In 2006 Bellavista capital expenditures will include $1,500,000 to construct a grinding mill and $500,000 to start phase two of the leach pads. The mill will grind non-oxidized ore sufficiently fine so as to increase recoveries and it is expected to be in production by the second half of 2006 when the oxidized ore is mined out. A Cdn$1,000,000 payment is due upon commencement of production (as defined in the agreement) and is expected to be paid in 2006. Limon will require capital expenditures of $2,800,000 mostly for development of the Santa Pancha ore body that is expected to be in full production in the second half of 2006. Payments of $3,500,000 will also be made on the bank loan. Gold sales are expected to be 61,000 ounces at a cash operating cost of $267 per ounce and a total cash cost of $280 per ounce from the Bellavista Mine and 38,000 ounces at a cash operating cost of $371 per ounce and a total cash cost of $400 per ounce from the Limon Mine in 2006. Production inputs, such as fuel have been increasing over the past few years but gold prices have increased significantly more and are predicted by many forecasters to stay high. Cash from these sales are expected to provide sufficient funding to meet the above funding requirements.

A small group of employees has intermittently interrupted operations at the Limon site with road blockades in 2005. These employees agreed to resolve disputes within the collective agreement mechanisms but have not adhered to this agreement. Other groups from the local community have also blockaded the roads. Operations were interrupted intermittently in the first few months of 2006 and were suspended for three weeks at one point in early 2006. Continuation of the Limon Mine operation is dependent on resolving this situation on a permanent basis and ending the production stoppages. The Company continues to experience some disruption in operations from sporadic road blockades. Management is currently seeking to resolve the issues; however, there can be no assurance that a permanent solution to these disruptions will be found and the Company will be able to operate the mine efficiently.

The company will continue to review its strategic alternatives.

Contractual Obligations
The following table presents, as at December 31, 2005, the Company's known contractual obligations, aggregated by type of contractual obligation:

	Payments due in

Description	Total	2006	2007	2008	2009	2010 and later

Long-term debt	$ 6,000,000	$ 3,500,000	$ 2,500,000	$ -	$ -	$ -
Operating leases	577,000	364,000	137,000	76,000
Capital expenditures	6,237,000	6,237,000	-	-	-	-
Purchase obligations	15,013,000	9,253,000	1,980,000	1,260,000	1,260,000	1,260,000
Site reclamation and closure	2,846,000	223,000	79,000	81,000	82,000	2,381,000

	$ 30,673,000	$ 19,577,000	$ 4,696,000	$ 1,417,000	$ 1,342,000	$ 3,641,000

Operating leases are for premises and equipment. Capital expenditures are for the final property payment and construction of the grinding mill at the Bellavista Mine and mine development at the Limon Mine. Purchase obligations are for contract mining at the Bellavista Mine and supplies at the Bellavista and Limon Mines.

Glencairn Gold Corporation Annual Report 2005

Risks

Gold Price
The Company's principal product is gold and the gold price realized largely determines the Company's profitability. Markets worldwide set the price of gold and may be affected by the value of the US dollar relative to other currencies, central banks sales of gold, political and economic events, supply and demand and many other factors. Since 2001 the gold price has generally been increasing and many gold analysts predict further rising prices in the coming years. The Company currently has no gold hedges to protect against falling prices and intends not to hedge in the foreseeable future.

Currency Risk
Many of the Company's costs are denominated in currencies other than the US dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon are the main currencies used by the Company. Currently both these currencies are linked to the US dollar by exchange rates managed through their central banks that reduce the value of the currency on an orderly basis. No currency hedges are in place or contemplated.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
The Company uses its information on mineral reserves and resources to plan its mining operations. Mineral reserves and resources are estimates only and no assurance can be given that the anticipated tonnages, grades and recoveries will be achieved or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in laboratory tests will be duplicated during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's operations, financial condition and results of operations.

Exploration and Mineral Reserve Replacement
Replacement or expansion of mineral reserves are required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. In 2004 reserves were increased through additional exploration and at December 31, 2005 reserves were sufficient for approximately four years of production. Exploration and development at Limon is an ongoing challenge that must replace reserves regularly to ensure continued production. In addition the Company is seeking to add reserves through joint venture exploration at other Nicaraguan sites. Mineral exploration involves many risks. Exploration expenditures may not produce additional reserves.

Environmental
Environmental laws regulate the Company's mining operations and reclamation activities. The Company complies with current operating rules and has plans to reclaim its sites based on current legislation. Future changes to these laws may result in increased operating or reclamation costs or require financial deposits to guarantee reclamation.

The Company treats wastewater from the tailings pond of its former operation on the keystone Property in Manitoba. In recent years it has been forced to treat the water for additional nickel being discharged from a tailings pond on a neighbouring property. Discussions are in progress with the owner of the neighbouring tailings pond and the Manitoba government as to the responsibility for this heavy metal contamination.

Glencairn Gold Corporation Annual Report 2005

A subsidiary of the Corporation was named in a complaint, filed in November 2004 by the State of Maine, naming it as a potentially responsible party in respect of additional remediation of a former base metal operation near Blue Hill, Maine in which the subsidiary held a 40% interest. While the Corporation believes that it and its subsidiary are not responsible for additional remediation because the subsidiary was fully indemnified by the operator, the outcome of this litigation cannot be determined at this time.

Political and Economic Risk
Operations are based in Nicaragua and Costa Rica. Both are developing countries that have higher political and economic risk than developed countries, and ability to enforce local laws is uncertain.

Tax Risk
The Company's current structure involves significant inter-company transactions that generate expenses and serve to reduce taxable income. While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

Contingencies
Contingencies are listed in Note 18 to consolidated financial statements. The Company does not believe these contingencies will have a material affect on the Company's operations.

Summary of Quarterly Results

(in thousands except per share amounts)

2005	Q1	Q2	Q3	Q4

Sales	$ 5,237	$ 4,143	$ 4,237	$ 5,766
Net loss	$ (226)	$ (1,401)	$ (987)	$ (1,463)
Loss per share - basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)

2004	Q1	Q2	Q3	Q4

Sales	$ 4,245	$ 4,806	$ 5,323	$ 5,295
Net loss	$ (2,742)	$ (3,320)	$ (2,209)	$ (323)
Loss per share - basic and diluted	$ (0.02)	(0.03)	$ (0.02)	$ (0.00)

Fourth Quarter 2005 Review
Sales increased by $471,000 in Q4 2005 compared to Q4 2004. Gold sold decreased by 508 ounces but the realized price increased $59 to $491 per ounce. In December 2005 the Bellavista Mine commenced commercial production.

Cost of sales increased by $1,265,000 or 34% in Q4 2005 compared to Q4 2005 and cash operating costs increased by $121 to $428 per ounce. Lower grades and higher cost for fuel and supplies at the Limon Mine all contributed to the increase in both cost of sales and cash operating costs per ounce. Intermittent Road blockades by certain employees at Limon limited production and increased costs. Bellavista cost of sales in December, its first month of commercial production, also added to the increase in total cost of sales.

In addition to operations factors, development of the Santa Pancha zone at Limon Mine continued on track and the last mineral claims around the Keystone Mine in Manitoba were sold. In December 2005 the Costa Rican Supreme Court upheld an arbitration award that required the Company to purchase the mineral rights of the Dobles property adjacent to the mine site at a cost of $944,000. This amount was written off as other expense as there were no known mineral resources on the Dobles property.

Non-GAAP Performance Measures
The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should

Glencairn Gold Corporation Annual Report 2005

not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

		2005		2004

	Cash Operating Cost	Total Cash Cost	Cash Operating Cost	Total Cash Cost

Statement of Operations (000's)
Cost of sales	$ 15,931	$ 15,931	$ 14,770	$ 14,770
Royalties and production taxes	-	1,078	-	1,131

Cost base for calculation	$ 15,931	$ 17,009	$ 14,770	$ 15,901

Gold sales (ounces)	43,228	43,228	47,983	47,983
Cost per ounce	$ 369	$ 393	$ 308	$ 331

Outstanding Share Data
The following common shares and convertible securities were outstanding at March 22, 2006:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				171,343,198
Warrants	Nov. 26/08	1.25	33,857,220	33,857,220
Warrants	Dec. 22/06	0.55	7,868,000	7,868,000
Agents warrants'	Dec. 22/07	0.38	1,501,000	1,501,000
Warrants on above	Dec. 22/06	0.55		790,000
Options	Jul 24/06 to Jul 13/13	0.23 to 0.95	12,871,332	12,871,332

				228,230,750

Note 1:	These agent's warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This Management's Discussion contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and applicable Canadian securities legislation. Except for statements of historical fact relating to the company, certain information contained herein constitutes forwardlooking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

March 22, 2006

Glencairn Gold Corporation Annual Report 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Toronto, Ontario
March 22, 2006

Auditors’ Report

We have audited the consolidated balance sheets of Glencairn Gold Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
March 22, 2006

Glencairn Gold Corporation Annual Report 2005

Glencairn Gold Corporation
Consolidated Statements of Operations
Years ended December 31, 2005 and 2004
(US Dollars and shares in thousands, except per share amounts)

	Note	2005	2004

Sales		$ 19,383	$ 19,669

Cost of sales		15,931	14,770
Royalties and production taxes		1,078	1,131
Depreciation and depletion		1,641	2,513
Accretion expense	10	242	275
Environmental remediation	10	(938)	(92)

		17,954	18,597

Earnings from mining operations		1,429	1,072

Expenses and other income
General and administrative		3,534	3,978
Stock options and warrants	11, 12	409	1,364
Exploration		1,389	4,598
Other expense and (income)	3	174	(274)

		5,506	9,666

Net loss		$ (4,077)	(8,594)

Loss per share - basic and diluted	13	$ (0.03)	(0.06)

Weighted average number of shares outstanding		155,600	133,059

Glencairn Gold Corporation
Consolidated Statements of Deficit
Years ended December 31, 2005 and 2004
(US Dollars in thousands)

	2005	2004

Balance, beginning of year	$(10,072)	$(1,478)
Net loss	(4,077)	(8,594)

Balance, end of year	$(14,149)	$(10,072)

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation Annual Report 2005

Glencairn Gold Corporation
Consolidated Balance Sheets
Years ended December 31, 2005 and 2004
(US Dollars in thousands)

	Note	2005	2004

Assets
Current
Cash and cash equivalents		$ 6,799	$ 13,728
Marketable securities	4	210	1
Accounts receivable and prepaids		1,487	3,950
Note receivable	17	123	-
Product inventory	5	3,799	941
Supplies inventory		5,369	5,943

		17,787	24,563
Note receivable	17	-	353
Deferred financing costs	6	533	-
Restricted cash	7	250	150
Property, plant and equipment	8	51,669	35,907

		$ 70,239	$ 60,973

Liabilities
Current
Accounts payable and accrued liabilities		$ 7,933	$ 4,483
Current portion of long-term debt	9	3,500	-
Current portion of asset retirement obligations	10	210	1,387

		11,643	5,870
Long-term debt	9	2,500	-
Asset retirement obligations	10	1,672	2,260

		15,815	8,130

Shareholders' Equity
Warrants	11	5,972	7,226
Agent's options	11	163	728
Contributed surplus	11	5,306	2,719
Common shares	11	57,132	52,242
Deficit		(14,149)	(10,072)

		54,424	52,843

		$ 70,239	$ 60,973

Contingencies and Commitments	18

Contingencies and Commitments 18

The accompanying notes form an integral part of these consolidated financial statements. Approved on behalf of the Board

Glencairn Gold Corporation Annual Report 2005

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
Years ended December 31, 2005 and 2004
(in thousands of US Dollars)

	Note	2005	2004

Operating activities
Net loss	$ (4,077)	$ (8,594)
Asset retirement obligations settled	10	(451)	(770)
Items not affecting cash:
Depreciation and depletion		1,641	2,513
Accretion expense	10	242	275
Environmental remediation	10	(938)	(92)
Stock options and warrants	11, 12	409	1,364
Gain on sale of marketable securities	3	(262)	(325)
Gain on sale of property, plant and equipment	3	(2,251)	(494)
Amortization of deferred financing costs	6	235	-
Dobles award	3, 8	944	-
Write down of accounts and note receivable	3	379	200
Unrealized foreign exchange gain		(24)	(24)
Change in non-cash working capital	15	2,704	(1,161)

Cash used in operating activities		(1,449)	(7,108)

Financing activities
Deferred financing costs	6	(480)	-
Long-term debt	9	6,000	-
Common shares issued	11	4,962	28,702

Cash generated from financing activities		10,482	28,702

Investing activities
Proceeds from sale of marketable securities		352	767
Increase in restricted cash	7	(100)	-
Purchase of property, plant and equipment		(18,000)	(24,030)
Proceeds from sale of property, plant and equipment		2,586	494

Cash used in investing activities		(15,962)	(22,769)

Decrease in cash and cash equivalents Cash and cash		(6,929)	(1,175)
equivalents, beginning of year		13,728	14,903

Cash and cash equivalents, end of year	$ 6,799	$ 13,728
Supplemental cash flow information	15

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation Annual Report 2005

Glencairn Gold Corporation
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004
(US Dollars - unless otherwise noted)

Glencairn Gold Corporation Notes to Consolidated Financial Statements Years ended December 31, 2005 and 2004 (US Dollars – unless otherwise noted)

1.  Nature of Operations
Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining including exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua and the Bellavista Mine in Costa Rica. The Bellavista Mine achieved commercial production in December 2005. The Company also owns the Keystone Mine, a depleted property in Canada, which is currently under reclamation.

2.   Accounting Policies

a) Basis of consolidation
The consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated on consolidation.

b)  Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, note receivable, product inventory, depreciation and depletion, property, plant and equipment, accrued liabilities, provision for reclamation, future income taxes and contingencies. Actual results may differ from these estimates.

c) Revenue recognition
Revenue from metal sales is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery of transfer and title have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured.

d) Exploration and development expenditures
Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are held for sale.

e) Income taxes
The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

f) Cash and cash equivalents
Cash and cash equivalents comprise cash and money market investments with an original term of 90 days or less which are readily convertible into cash.

g) Marketable securities
Marketable securities are carried at lower of cost or market.

h) Product inventory
Product inventory consists of ore on heap leach pads, in-process inventory and precious metals inventory.

Ore on heap leach pads
The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is placed on heap leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on heap leach pads based on current mining costs. Costs are removed from ore on heap leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the heap leach pad.

Glencairn Gold Corporation Annual Report 2005

The estimates of recoverable gold on the heap leach pads are calculated from the quantities of ore placed on the heap leach pads (measured tons added to the leach pads), the grade of ore placed on the heap leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

Ore on heap leach pads is carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on heap leach pads from net realizable value impairments are included in cost of sales.

In-process Inventory
In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit and leach in-circuit inventories. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or heap leach pads plus the in-process conversion costs, including applicable depletion related to mining operations and depreciation relating to the process facilities incurred to that point in the process.

In-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of inventories resulting from net realizable value impairments are included in cost of sales.

Precious Metals Inventory
Precious metals inventories include gold doré and gold bullion. Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

i) Supplies Inventory
Supplies inventory is stated at the lower of average cost and replacement cost.

j) Deferred stripping costs
In December 2005, the Company’s Bellavista mine, which is an open pit operation, achieved commercial production. As a result, the Company adopted a policy to capitalize certain costs related to the removal of waste rock at this mine commonly referred to as “deferred stripping” costs. These post production costs, which are considered betterments to the mineral property, will be depreciated over the reserves that directly benefit from the “stripping activity” on a units-of-production basis.

k) Property, plant and equipment
Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion and less any write-downs to recognize impairments. For producing properties, depreciation and depletion are charged to earnings on a unit-of-production basis over estimated mineral reserves using ounces of gold. For corporate property, depreciation is charged to earnings on a declining balance basis over estimated useful life. Properties under development include initial acquisition costs and costs incurred subsequent to completion of an economic feasibility study.

When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, which are impaired, are written down to fair value, which is determined using a discounted cash flow model.

l) Asset retirement obligations
The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

Glencairn Gold Corporation Annual Report 2005

m) Foreign currency translation
The Company’s foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which is translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

n) Stock-based compensation and other stock-based payments
The Company records compensation expense for stock options granted to employees based on the fair value of the options on the grant date.

3.  Other Expense And (Income)

(in thousands)	2005	2004

Interest and other income	$ (132)	$ (280)
Gain on sale of marketable securities	(262)	(325)
Gain on sale of property, plant and equipment (note 8)	(2,251)	(494)
Foreign exchange	848	9
Interest and finance fees	648	6
Municipal tax for depleted site	-	610
Dobles award (note 8)	944	-
Write down of accounts and note receivable (note 17)	379	200

	$ 174	$ (274)

4.  Marketable Securities

Marketable securities at December 31, 2005 consist of common shares of publicly traded companies, recorded at $210,000 (2004 — $1), which have a market value of $1,246,000 (2004 — $17,000).

5.  Product Inventory

(in thousands)	2005	2004

Recoverable gold on the heap leach pads	$ 2,112	-
In-process inventories	1,234	302
Precious metals inventory	453	639

Total	$ 3,799	$ 941

6.   Deferred Financing Costs

On May 12, 2005, the Company entered into a loan agreement with RMB Australia Holdings Limited (“RMB”) (see note 9). The costs incurred in arranging the loan agreement amounted to $768,000 and included the issue of 2,994,720 share purchase warrants to RMB valued at $288,000, an arrangement fee of $210,000 and other costs of $270,000. These costs have been deferred and will be charged to earnings over the term of the loan, which is 26 months.

(in thousands)	2005	2004

Financing costs	$ 768	$ -
Accumulated amortization	(235)	-

	$ 533	$ -

7.  Restricted Cash

The Company has placed a $250,000 (2004 — $150,000) deposit with a bank to secure a letter of guarantee issued by the bank to a Costa Rican government authority to ensure the Company’s future reclamation obligations are completed.

Glencairn Gold Corporation Annual Report 2005

8.  Property, Plant and Equipment

(in thousands)	2005	2004

Producing properties
Limon Mine, Nicaragua (a)
Cost	$ 22,889	$ 20,486
Accumulated depreciation and depletion	(14,939)	(14,318)

	7,950	6,168

Bellavista Mine, Costa Rica (b)
Cost	43,846	28,140
Accumulated depreciation and depletion	(615)	-

	43,231	28,140
Deferred stripping	410	-

	43,641	28,140

Development property held for sale
Vogel Project, Canada (c)	-	1,498

Corporate property
Cost	170	149
Accumulated depreciation	(92)	(48)

	78	101

Depleted property
Keystone Mine, Canada (d)
Cost	-	11,823
Accumulated depreciation and depletion	-	(11,823)

	$ 51,669	$ 35,907

a) Limon Mine, Nicaragua
The Limon Mine is located approximately 100 kilometres north of Managua, the capital of Nicaragua and includes a 1,000 tonne per day mill, an underground mine and a mineral concession that encompasses 120 square kilometers (12,000 hectares). Gold production from this mine is subject to a 3% net smelter return (“NSR”) royalty.

b) Bellavista Mine, Costa Rica
The Bellavista Mine is located approximately 70 kilometres west northwest of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession under application, covering a contiguous area totaling 40 square kilometers (4,000 hectares). The Bellavista Mine achieved commercial production in December 2005. The Company is responsible for a final purchase payment of Cdn$1,000,000 to a former owner of the property upon the commencement of a specified level of production, which had not been attained by December 31, 2005. Accordingly, the amount has not been accrued.

The mine is subject to three royalty interests. The Carib royalty consists of an annual advance payment of $200,000 and a dividend payable upon commencement of production determined by a complex mechanism involving varying percentages of the mine’s net cash flow which is calculated after taking into account all other royalties and any Costa Rican taxes due. The production royalty escalates based on the extent to which mine expenditures have been paid back to the Company. The project expenditures include all pre-production and capital costs incurred from 1984 together with compounded interest (calculated at the U.S. prime rate plus 2%) on such expenditures until production commences (in total this number is known as the “expenditure base”). The Carib production royalty is at 7.22% until the expenditure base is repaid, 13.25% until twice the expenditure base is repaid and 25.78% thereafter. The Montezuma royalty is calculated in a similar fashion to the Carib royalty, but is based on net cash flow before income tax, and varies from 3% to 10%. The Dobles royalty is a 3% percent net smelter return royalty, payable on production from Exploitation Concession 21A Expansion (the Lagunilla area), up to a cap of $2.5 million. In 2003, Dobles commenced an arbitration hearing under the agreement. The Arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica for a review. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration

Glencairn Gold Corporation Annual Report 2005

award. The decision of the Supreme Court has not been issued, so the full details are not yet available. Dobles will need to enforce this award by court action. The Company is examining whether any further measures are available to challenge the award. As there are no mineral reserves in the Lagunilla area, the Company has charged $944,000 to earnings (see note 3).

c) Vogel Project, Canada
On March 31, 2005, the Company sold the Vogel Project to Lake Shore Gold Corp. (“Lake Shore”), a public company, for $2,480,000 and 100,000 Lake Shore common shares valued at $65,000 which were subsequently sold. The gain realized on the sale of the property was $1,046,000. Lake Shore will make a further cash payment to the Company of Cdn$500,000 if 600,000 ounces of gold are mined from the property or confirmed in a reserve or resource.

d) Keystone Mine, Canada
The Keystone Mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill site in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mill and mine sites is in process.

On January 28, 2005, the Company sold the mill at the Keystone Mine to Claude Resources Inc. (“Claude”) for $82,000 and realized a gain of $82,000 on the sale. Under the terms of the sale, Claude removed all equipment from the mill site and demolished and removed the mill buildings. During the third quarter, Claude completed the removal of all equipment and the demolition and removal of the mill buildings. As a result, the Company recognized an additional gain and a reduction of the asset retirement obligation of $877,000, which represented the fair value of the removal and demolition work completed by Claude.

On June 1, 2005, the Company sold certain mining leases and claims at the Keystone Mine to Seymour Exploration Corp., a public company, for $198,000.

The gain realized on the sale of mineral properties was $198,000. On December 31, 2005, the Company sold certain mining leases and claims at the Keystone Mine to AMPX Corporation (“AMPX”), a private company, for 8,000,000 common shares of AMPX and a 2% net smelter return royalty. There was no gain realized on the sale and no value assigned to the shares received.

Substantially all of the assets of the Keystone Mine have been sold or disposed of at December 31, 2005.

9.   Long-term Debt

(in thousands)	2005	2004

Total debt	$ 6,000	$ -
Current portion	(3,500)	-

Long-term debt	$ 2,500	$ -

On May 12, 2005, the Company entered into a loan agreement with RMB that enabled the Company to borrow up to $6,000,000. The loan is secured by a first charge on the Company’s assets. Interest on the loan is at the Libor rate plus 8%. The loan is governed by several restrictive covenants that are usual to this type of loan. The Company incurred costs of $768,000 in connection with arranging the loan agreement (see note 6).

As at December 31, 2005, the Company had borrowed $6,000,000 under this loan agreement. Repayments are scheduled as follows: The Company’s asset retirement obligation relate to three sites:

Date	Amount

March 31, 2006	$ 500,000
June 30, 2006	1,000,000
September 30, 2006	1,000,000
December 31, 2006	1,000,000
March 31, 2007	1,000,000
June 30, 2007	1,500,000

$ 6,000,000

Glencairn Gold Corporation Annual Report 2005

10.  Asset Retirement Obligations

	Year ended December 31, 2005

	Limon Mine	Bellavista Mine	Keystone Mine	Total

Balance, beginning of period	$ 1,697	$ 300	$ 1,650	$ 3,647
Liabilities incurred	-	259	-	259
Liabilities settled - cash	-	-	(451)	(451)
Liabilities settled - non-cash	-	-	(877)	(877)
Accretion expense	118	20	104	242
Impact of revisions in estimated cash flows
adjustment to earnings	(900)	(23)	(15)	(938)

Balance, end of period	915	556	411	1,882
Less: current portion	-	-	210	210

	$ 915	$ 556	$ 201	$ 1,672

	Year ended December 31, 2004

	Limon Mine	Bellavista Project	Keystone Mine	Total

Balance, beginning of period	$ 1,891	$ 15	$ 2,197	$ 4,103
Liabilities incurred	-	284	-	284
Liabilities settled	-	-	(770)	(770)
Accretion expense	132	1	142	275
Impact of revisions in estimated cash flows
Adjustments to carrying value of assets	(153)	-	-	(153)
Adjustment to earnings	(173)	-	81	(92)

Balance, end of period	1,697	300	1,650	3,647
Less: current portion	-	-	1,387	1,387

	$ 1,697	$ 300	$ 263	$ 2,260

a) Limon Mine, Nicaragua
This site is operating. Future undiscounted cash obligations of approximately $1,403,000, most of which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities, seal the access to the underground workings and revegetate the tailings impoundment area. In 2005, the estimated future discounted cash flows decreased by $900,000 due to the removal of the soil cover requirement for the tailings impoundment area. This amount was applied to earnings. In 2004, the estimated future discounted cash flows decreased by $326,000 due to the increase in the mine life by three years. Of the amount for 2004, $153,000 was applied to the carrying value of asset retirement costs and $173,000 was applied to earnings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

b) Bellavista Mine, Costa Rica
This site is operating. Future undiscounted cash obligations of approximately $978,000, which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities and contour the heap leach pad. In 2005, the estimated future discounted cash flows decreased by $23,000 due to the reduction of certain costs. This amount was applied to earnings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

c) Keystone Mine, Canada
This site is undergoing reclamation. Future undiscounted cash obligations of approximately $465,000 consist of demolition and removal of buildings, dredging of the tailings pond, revegetation of the open pits and water treatment. In 2005, the estimated future discounted cash flows decreased by $15,000 due to changes in the timing of future undiscounted cash obligations. This amount was charged to earnings. In 2004, the estimated future discounted cash flows increased by $81,000 due to changes in the timing of future undiscounted cash obligations. This amount was charged to earnings. The estimated cash flows were discounted using credit adjusted risk free rates ranging from 6.25% to 6.50%. (see note 9)

Glencairn Gold Corporation Annual Report 2005

11.  Capital Stock

i) Warrants

A summary of the transactions in the warrant account in 2005 and 2004 is as follows:

(in thousands)	Number of Warrants	Amount

At December 31, 2003	19,468	$ 4,009
Prospectus financing (a)	17,250	2,066
Prospectus financing (b)	6,850	1,235
Exercise of warrants	(1,599)	(276)
Extension of warrant term (c)	-	103
Expiry of warrants	(210)	-
Exercise of agent's options	467	89

At December 31, 2004	42,226	7,226
Prospectus financing (d)	7,900	135
Issue of warrants (e)	2,995	288
Exercise of warrant	(221)	(27)
Expiry of warrants	(11,454)	(1,709)
Exercise of agent's options	311	59

At December 31, 2005	41,757	$ 5,972

(a)	The fair value of the warrants issued on March 3, 2004 was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	3.7
Risk free interest rate:	2.8%
Expected volatility:	35%
Dividend yield:	0%

(b)	The fair value of the warrants issued on December 9, 2004 was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in Years:	3
Risk free interest rate:	2.8%
Expected volatility:	35%
Dividend yield:	0%

(c)	On August 10, 2004, the Company extended the date of 1,982,500 warrants exercisable into common shares at Cdn$0.60 that were issued on September 5, 2002 to March 5, 2005 from the original date of September 5, 2004. The Company recognized warrant expense of $103,000. The fair value of the warrants was estimated on the extension date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in months:	7
Risk free interest rate:	3.75%
Expected volatility:	65%
Dividend yield:	0%

(d)	The fair value of the warrants issued on December 22, 2005 was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.0
Risk free interest rate:	3.33%
Expected volatility:	40%
Dividend yield:	0%

(e)	On May 12, 2005, the Company issued 2,994,720 common share purchase warrants to RMB in connection with a loan agreement (see notes 6 and 9). Each common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The market value of each warrant at the time of issue was Cdn$0.11.

Glencairn Gold Corporation Annual Report 2005

The following table summarizes further information about the warrants outstanding at December 31, 2005:

Exercise Price	Number outstanding at December 31, 2005	Expiry Date

(Cdn$)	(in thousands)

$ 0.55	7,900	December 22, 2006
$ 1.25	33,857	November 26, 2008

ii) Agent’s Options

A summary of the transactions in the agent’s options account in 2004 and 2005 is as follows:

(in thousands)	Number of Agent's Options	Amount

At December 31, 2003	3,389	$ 1,116
Exercise of agent's options for common shares and warrants	(934)	(388)
Expiry of agent's options	(480)	-

At December 31, 2004	1,975	728
Prospectus financings (a)	1,580	163
Exercise of agent's options for common shares and warrants	(622)	(259)
Expiry of agent's options	(1,353)	(469)

At December 31, 2005	1,580	$ 163

(a)	In 2005, as part of a prospectus financing, the Agents were granted an option to acquire 1,580,000 units exercisable at Cdn$0.38 per unit expiring December 22, 2007. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.55 expiring December 22, 2006.

The fair value of the option to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	3.05%
Expected volatility:	60%
Dividend yield:	0%

iii) Contributed surplus

A summary of the transactions in the contributed surplus account in 2004 and 2005 is as follows:

(in thousands)	Amount

At December 31, 2003	$ 1,479
Grant of employee stock options	1,261
Exercise of employee stock options	(21)

At December 31, 2004	2,719
Grant of employee stock options	409
Expiry of warrants	1,709
Expiry of agent's options	469

At December 31, 2005	$ 5,306

iv) Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

Glencairn Gold Corporation Annual Report 2005

A summary of the transactions in the common share account in 2004 and 2005 is presented below:

(in thousands)	Number of Common Shares	Amount

At December 31, 2003	103,522	$26,245
Prospectus financings (a)	48,200	26,844
Share options exercised (b) (d)	143	84
Warrants exercised	1,599	1,099
Agent's options exercised	934	618
Less: share issue costs	-	(2,648)

At December 31, 2004	154,398	52,242
Prospectus financings (c)	15,800	5,010
Share options exercised (b) (d)	166	34
Warrants exercised	221	134
Agent's options exercised	622	432
Less: share issue costs	-	(720)

At December 31, 2005	171,207	$57,132

(a)	On March 3, 2004, the Company closed a prospectus financing of 30,000,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$25.5 million ($19,072,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.77 to each common share and Cdn$0.08 to each one half of one warrant. The prospectus financing had an over-allotment option. On March 18, the Company closed the over-allotment option of 4,500,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$3.8 million ($2,878,000).

On December 9, 2004, the Company closed a prospectus financing of 13,700,000 units at a price of Cdn$0.73 per unit for gross proceeds of Cdn$10.0 million ($8,195,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.62 to each common share and Cdn$0.11 to each one half of one warrant.

(b)	Glencairn has a stock option plan whereby Glencairn’s directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the average of the high and low price on the Toronto Stock Exchange on the grant date. Generally, options are vested immediately. Compensation expense was recognized for the options issued in 2004 and 2005. At December 31, 2005 there were 4,374,000 options available for grant under the plan.

(c)	On December 22, 2005, the Company closed a prospectus financing of 15,800,000 units at a price of Cdn$0.38 per unit for aggregate gross proceeds of Cdn$6.0 million ($5,145,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.55 until December 22, 2006. The Company allocated Cdn$0.37 to each common share and Cdn$0.01 to each one half of one warrant.

(d)	A summary of the stock option transactions in 2004 and 2005 is presented below:

	Number of Options	Weighted Average Exercise Price

	(in thousands)	(Cdn$)
At December 31, 2003	7,963	$ 0.80
Cancelled/Expired	(670)	0.93
Exercised	(143)	0.55
Granted	5,335	0.65

At December 31, 2004	12,485	0.73
Cancelled/Expired	(1,318)	0.87
Exercised	(166)	0.25
Granted	1,745	0.45

At December 31, 2005	12,746	$ 0.68

Glencairn Gold Corporation Annual Report 2005

The following tables summarize information about the stock options outstanding at December 31, 2005: Options outstanding and exercisable

Exercise Prices	Number Outstanding at December 31, 2004	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price

(Cdn$)	(in thousands)	(in years)	(Cdn$)
$0.23 to $0.50	3,823	2.7	$ 0.41
$0.55 to $0.95	8,835	3.0	0.79
$1.17 to $1.77	88	1.4	1.53

$0.23 to $1.77	12,746	2.9	$ 0.68

12.  Stock – Based Compensation

The Company’s stock option plan is described in Note 11. The Company uses the fair value method of accounting and recognized stock option expense of $409,000 (2004 — $1,261,000) for its stock-based compensation plan.

In 2005, the fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.26%
Expected volatility:	60%
Dividend yield:	0%

In 2004, the fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.75%
Expected volatility:	65%
Dividend yield:	0%

13.   Earnings Per Share

Earnings per share (“EPS”) is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury stock method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive.

14.   Income Taxes

(a)	The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective rate on income is as follows:

	2005	2004

Combined statutory rate	36.1%	36.1%

(in thousands)
Expected income tax recovery at statutory rate	$ (1,472)	$ (3,102)
Difference in foreign tax rates	582	218
Non-recognition of benefit of losses	742	1,994
Non-deductible expenses
Stock option expense	148	445
Flow-through exploration expense	-	435

	$ -	$ -

Effective tax recovery rate	0.0%	0.0%

Glencairn Gold Corporation Annual Report 2005

(b)	The Company has operating losses of prior years available to offset future taxable income in Canada and Nicaragua. Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

(in thousands)	Canada	Costa Rica	Nicaragua

2006	$ 3,719	$ -	$ 9,770
2007	3,894	-	5,024
2008	3,057	-	5,540
2009	2,400	-	-
2010	2,722	624	-
2014	8,040	-	-
2015	3,938	-	-

	$ 27,770	$ 624	$ 20,334

The potential benefit of these losses has not been recognized in the consolidated financial statements.

(c)	For Canadian income tax purposes, the Company has temporary differences of $16,750,000, which do not expire and relate to mineral properties and fixed assets; the benefit of these differences has not been recognized in the consolidated financial statements as the criteria for realization has not been met.

The Company’s current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company’s tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

15.   Supplemental Cash Flow Information

Change in noncash working capital

(in thousands)	2005	2004

Accounts receivable and prepaids	$ 2,327	2,416)
Product inventory	(2,703)	751
Supplies inventory	574	(730)
Accounts payable and accrued liabilities	2,506	1,234

	$ 2,704	(1,161)

Non-cash financing activities
(in thousands)	2005	2004

Deferred financing costs settled by issue of warrants	$ 288	-

Asset retirement obligations incurred	$ 259	284

Non-cash investing activities
(in thousands)	2005	2004

Marketable securities received as proceeds from
the sale of property, plant and equipment	$ 300	-

Asset retirement costs incurred	$ 259	284

Operating activities included the following cash payments:
(in thousands)	2005	2004

Interest paid	$ 413	6

16.   Financial Instruments and Financial Risk

The carrying value of the Company’s short term financial instruments, comprised of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature.

Glencairn Gold Corporation Annual Report 2005

The Company’s potential significant financial risks are as follows:

Gold Price Risk — The profitability of the Company is directly related to the market price of gold. The Company previously employed forward contracts and options to manage exposure to fluctuations in the gold price. No gold hedge contracts were outstanding at December 31, 2005.

Foreign Currency Risk — The functional currency of the Company is the US dollar but it also operates using the Canadian dollar, Nicaraguan Cordoba and the Costa Rican Colon, and as such may be affected by fluctuations in foreign exchange rates. Sales are denominated in US dollars, while a significant percentage of the Company’s expenses and financing are denominated in non-US dollars. The Company monitors these currencies but has not entered into derivative instruments to hedge against this risk.

Credit Risk — The Company is subject to the credit risk of its two customers. It monitors this risk and does not consider the likelihood of a material loss to be significant.

17.   Related Party Transactions

(a)	Note receivable at December 31, 2005 and 2004 is a loan of Cdn $425,000 (2005 — $123,000, 2004 — $353,000) outstanding from a director of the Company. This loan is non-interest bearing, repayable on or before September 6, 2006 and secured by a pledge of 333,333 common shares of the Company, which is the only recourse available to the Company. At December 31, 2005, the carrying value of the loan was written down by $230,000 to its net realizable value of $123,000, which was the market value of the pledged common shares.

(b)	The Company has engaged a subsidiary of Breakwater Resources Ltd. (“Breakwater”) to provide purchasing and logistics services for the Limon and Bellavista Mines. A director of the Company is also a director of Breakwater. Cost of sales for the year ended December 31, 2005 includes fees of $108,000 (2004 — $110,000) arising from this agreement. Included in accounts payable at December 31, 2005 is $17,000 (2004 — $8,000) related to these costs. During 2005, the Company purchased materials and supplies from Breakwater for $364,000 (2004 — $367,000). Included in accounts payable at December 31, 2005 is $105,000 (2004 — $nil) related to these purchases. The cost of these purchases has been included in cost of sales or inventory.

(c)	During 2003, the Company engaged Endeavour Financial Ltd. (“Endeavour”) to provide assistance in arranging financing for its Bellavista Mine in Costa Rica and to finance future acquisitions. A director of the Company is a director of an Endeavour affiliate. A commission of $228,000 in connection with the prospectus financing that closed on March 3, 2004 was paid to Endeavour and was included in share issue costs. General and administrative expense for the year ended December 31, 2004 includes consulting fees of $45,000 paid to Endeavour. This contract was terminated in 2004. (d) General and administrative expense at December 31, 2005 includes a recovery of $227,000 (2004- $50,000) from Blue Pearl Mining Ltd. (“Blue Pearl”) for administrative services provided to Blue Pearl. Three of the directors of Blue Pearl are also directors of the Company. Accounts receivable at December 31, 2005 includes $22,000 (2004 — $70,000) related to these amounts.

18.   Contingencies and Commitments

(a)	The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure reclamation obligations based on management’s estimate of such costs at that time. Such estimates are, however, subject to changes in laws and regulations.

(b)	The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or its results.

(c)	(i) In November 2004, a complaint was filed by the State of Maine against Black Hawk Mining Inc. (“Black Hawk”), a wholly owned subsidiary of the Company; Kerramerican, Inc. (“Kerramerican”), a subsidiary of Noranda Inc. (“Noranda”); and Denison Energy Inc. (“Denison Energy”) in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, who was the operator and holder of remaining 60% interest in the operation. The complaint alleges that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State of Maine had indicated that its objective is the additional remediation of the site.

Glencairn Gold Corporation Annual Report 2005

In February 2005, Kerramerican joined the Company and Denison Mines Inc. in its pleadings. It is not possible to predict the likelihood of recovery from the Company; however, under applicable federal and state law, any potentially responsible party is jointly and severally liable for 100% of all required remediation It is then up to the potentially responsible parties to negotiate or obtain an adjudication of their respective allocable shares of such responsibility. Glencairn believes that it is not a proper party to the action and that Black Hawk is not responsible for the additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican. Proceedings have been commenced in Ontario by Black Hawk to enforce the indemnity. The outcome of this litigation cannot be determined at this time.

(ii) In November 2004, Black Hawk commenced proceedings in Ontario for, inter alia, a declaration that Kerramerican, Keradamex Inc. (“Keradamex”), a subsidiary of Noranda, and Noranda are bound to indemnify and save harmless Black Hawk in accordance with the terms of the joint venture agreement. In January 2005, Kerramerican, Keradamex, and Noranda issued a counterclaim against Black Hawk, the Company, Dension Mines Inc., and Denison Energy claiming damages in the amount of $15,000,000, contribution and indemnity and a declaration that the defendants by counterclaim are liable under Maine common law and U.S. statutory law for the contamination of the Blue Hill property. The counterclaim is being defended on the grounds that the Company is not a proper party and that Black Hawk has no liability given the indemnity.

(d)	A small group of employees has intermittently interrupted operations at the Limon site with road blockades in 2005. These employees agreed to resolve disputes within the collective agreement mechanisms but have not lived up to this agreement. Other groups from the local community have also blockaded roads. Operations continue to be interrupted intermittently in 2006 and were suspended for three weeks in early 2006. Continuation of the Limon Mine operation is dependent on resolving this situation on a permanent basis and ending the production stoppages. Management is currently seeking to resolve the issues, however, there can be no assurance that a permanent solution to these disruptions will be found.

Contractual Obligations

The following table presents, as at December 31, 2005, the Company’s known contractual obligations, aggregated by type of contractual obligation:

	Payments due in
Description	Total	2006	2007	2008	2009	2010 and later

Long-term debt	$6,000,000	$3,500,000	$2,500,000	$ -	$ -
Operating Leases	577,000	364,000	137,000	76,000
Capital expenditures	6,237,000	6,237,000	-	-	-	-
Purchase obligations	15,013,000	9,253,000	1,980,000	1,260,000	1,260,000	1,260,000
Site reclamation and closure	2,846,000	223,000	79,000	81,000	82,000	2,381,00

	$30,673,000	$19,577,000	$4,696,000	$1,417,000	$1,342,000	$3,641,000

Operating leases are for premises and equipment. Capital expenditures are for the final property payment and construction of the grinding mill at the Bellavista Mine and mine development at the Limon Mine.

Purchase obligations are for the mining contract at the Bellavista Mine and consumable supplies at the Bellavista and Limon Mines.

19.   Segment Information

The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica) and Corporate (Canada). The Keystone Mine, which ceased operating in April 2000, and the Vogel Project, which was sold during the year, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company’s segments are summarized in the following table.

Glencairn Gold Corporation Annual Report 2005

Segment Statements of Operations (thousands of dollars)

	Year Ended December 31, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Sales	$17,474	$1,909	$-	$19,383

Cost of sales	14,615	1,316	-	15,931
Royalties and production taxes	1,040	38	-	1,078
Depreciation and depletion	1,217	382	42	1,641
Accretion expense	118	20	104	242
Environmental remediation	(900)	(23)	(15)	(938)

	16,090	1,733	131	17,954

Earnings (loss) from mining operations	1,384	176	(131)	1,429

Expenses and other income
General and administrative	-	-	3,534	3,534
Stock options and warrants	-	-	409	409
Exploration	1,387	-	2	1,389
Other (income) expenses	619	944	(1,389)	174

	2,006	944	2,556	5,506

Net loss	$(622)	$(768)	$(2,687)	$(4,077)

	Year Ended December 31, 2004

	Limon Mine	Bellavista Mine	Corporate	Total

Sales	$19,669	$-	$-	$19,669
Cost of sales	14,770	-	-	14,770
Royalties and production taxes	1,131	-	-	1,131
Depreciation and depletion	2,468	-	45	2,513
Accretion expense	132	1	142	275
Environmental remediation	(173)	-	81	(92)

	18,328	1	268	18,597

Earnings (loss) from mining operations	1,341	(1)	(268)	1,072

Expenses and other income
General and administrative	-	-	3,978	3,978
Stock options and warrants	-	-	1,364	1,364
Exploration	3,295	-	1,303	4,598
Other income	241	-	(515)	(274)

	3,536	-	6,130	9,666

Net loss	$(2,195)	$(1)	$(6,398)	$(8,594)

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

Glencairn Gold Corporation Annual Report 2005

(ii) Segment Balance Sheets

(thousands of dollars)	Year ended December 31, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Capital expenditures	$2,922	$16,116	$21	$19,059

	As at December 31, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Cash and cash equivalents	$460	$163	$6,176	$6,799

Other current assets	7,106	3,579	303	10,988
Property, plant and equipment	7,950	43,641	78	51,669
Other non-current assets	-	250	533	783

Total assets	$15,516	$47,633	$7,090	$70,239

(thousands of dollars)	Year ended December 31, 2004

	Limon Mine	Bellavista Mine	Corporate	Total

Capital expenditures	$2,947	$21,312	$55	$24,314

	As at December 31, 2004

	Limon Mine	Bellavista Mine	Corporate	Total

Cash and cash equivalents	$2,072	$761	$10,895	$13,728

Other current assets	8,351	2,354	130	10,835
Property, plant and equipment	6,168	28,140	1,599	35,907
Other non-current assets	-	150	353	503

Total assets	$16,591	$31,405	$12,977	$60,973

20.   Subsequent Events

In March 2006, the Company sold surplus land in Costa Rica which is near the Bellavista Mine for $900,000. The gain on the sale of property is expected to be $900,000 and will be recorded in 2006.

21.   Differences in Generally Accepted Accounting Principles between Canada and the United States

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between Canadian GAAP and accounting principles generally accepted in the United States (US GAAP), insofar as they affect the Company’s consolidated financial statements, relate to accounting for depreciation and depletion, intangible assets, asset retirement costs, derivative instruments, investments, measurement of acquisition costs and reporting of comprehensive income.

The following table reconciles the statement of operations amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	Years ended December 31
(in thousands)	2005	2004

Net loss - Canadian GAAP	$(4,077)	$(8,594)
Increased sales (a)	4,613	-
Increased cost of sales (a)	(8,838)	-
(Increased) decreased depreciation and depletion expense (b)	(794)	415
Decreased accretion expense (d)	14	28
Decreased environmental remediation (d)	(3)	(282)
Unrealized net gain on derivative instruments (g)	-	(44)
Increased (decreased) foreign exchange gain (loss) (a) (d)	433	(149)

Net loss - US GAAP	$(8,652)	$(8,626)

Other comprehensive income:
Realized gains on marketable securities, net of taxes (h)	(16)	(281)
Unrealized gains on marketable securities, net of taxes (h)	1,036	-

Other comprehensive income - US GAAP	1,020	(281)

Comprehensive loss - US GAAP	$(7,632)	$(8,907)

Net loss per share - basic and diluted - US GAAP	$(0.05)	(0.07)

Glencairn Gold Corporation Annual Report 2005

The following table reconciles the balance sheet amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	December 31, 2005			December 31, 2004

(in thousands)	Canadian GAAP	US GAAP Adjustments	US GAAP	Canadian GAAP	US GAAP Adjustments	US GAAP

Assets
Current
Cash and cash equivalents	$6,799	-	$6,799	$13,728	$ -	$13,728
Marketable securities (h)	210	1,036	1,246	1	16	17
Accounts receivable and prepaids	1,487	-	1,487	3,950	-	3,950
Note receivable	123	-	123	-	-	-
Product inventory (a)	3,799	871	4,670	941	-	941
Supplies inventory	5,369	-	5,369	5,943	-	5,943

	17,787	1,907	19,694	24,563	16	24,579
Note receivable	-	-	-	353	-	353
Deferred financing costs	533	-	533	-	-	-
Restricted cash	250	-	250	150	-	150
Property, plant and
equipment (a) (b) (d)	51,669	(6,598)	45,071	35,907	(1,331)	34,576

	$70,239	$(4,691)	$65,548	$60,973	$(1,315)	$59,658

Liabilities
Current
Accounts payable and
accrued liabilities	$7,933	$ -	$7,933	$4,483	$ -	$4,483
Current portion of long-term debt	3,500	-	3,500
Current portion of asset
retirement obligations (d)	210	-	210	1,387	(197)	1,190

	11,643	-	11,643	5,870	(197)	5,673
Long-term debt	2,500	-	2,500	-	-
Asset retirement obligations (d)	1,672	(56)	1,616	2,260	(38)	2,222

	15,815	(56)	15,759	8,130	(235)	7,895

Shareholders' Equity
Warrants	5,972	-	5,972	7,226	-	7,226
Agent's options	163	-	163	728	-	728
Contributed surplus	5,306	64	5,370	2,719	64	2,783
Common shares (i)	57,132	33,234	90,366	52,242	33,234	85,476
Comprehensive income (h)	-	1,036	1,036	-	16	16
Deficit (j)	(14,149)	(38,969)	(53,118)	(10,072)	(34,394)	(44,466)

	54,424	(4,635)	49,789	52,843	(1,080)	51,763

	$70,239	$(4,691)	$65,548	$60,973	$(1,315)	$59,658

Glencairn Gold Corporation Annual Report 2005

The following table shows the Statement of Comprehensive Income for the years ended December 31, 2005 and 2004:

	Years ended December 31
(in thousands)	2005	2004

Opening balance	$16	$297

Unrealized gains on marketable securities	1,036	-
Realized gains on marketable securities	(16)	(281)

Ending balance	$1,036	$16

Notes to the differences from US accounting principles

a) Bellavista Mine Start of Operations

Canadian GAAP allows costs, net of revenue received, associated with the period prior to commercial production of the Bellavista Mine to be included in the cost of the property until such time that the operations achieve commercial production. Under U.S. GAAP, commercial production occurs when ore is stacked on the leach pad and is ready to be processed. The costs incurred while ore is placed on the pad are included in product inventory. For Canadian GAAP purposes, the Bellavista Mine achieved commercial production in December 2005. However, for U.S. GAAP purposes, commercial production began in April 2005.

The effect of the difference in the start date at the Bellavista Mine has been to increase product inventory by $461,000 (December 31, 2004 — $nil), decrease property, plant and equipment by $4,063,000 (December 31, 2004 — $nil), increase sales by $4,613,000 (December 31, 2004 -$nil) and cost of sales by $8,838,000 (December 31, 2004 — $nil).Under Canadian GAAP, stripping costs have been deferred.

Under US GAAP, these costs are considered to be variable production costs and are included in product inventory. This difference has resulted in a decrease of property, plant and equipment of $410,000 and an increase in product inventory of $410,000.

b) Depreciation and depletion

(i)	Prior to 2003, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. Pursuant to Accounting Principles Board Opinion No. 16 “Business Combinations”, as interpreted, the measurement date for US GAAP purposes was the day the acquisition was announced. The difference in the measurement date resulted in an increase in value of the common stock issued for US GAAP purposes by $4,635,000. This difference was allocated to property, plant and equipment with respect to the operating mine and exploration site acquired.

(ii)	The Company has, for Canadian GAAP, calculated depreciation based on the costs incurred to develop the Limon Mine amortized into income based on the proven and probable reserves for the mine. U.S. GAAP calculates depreciation on the cost incurred to develop a certain area within the overall mine.

(iii)	For Canadian GAAP, the Company has calculated depreciation for the Bellavista Mine based on costs that were incurred during the period prior to commercial production (see (a) above). Additionally, the Company has depreciated the Bellavista Mine for the production period as defined under Canadian GAAP. Under U.S. GAAP, depreciation has been calculated from April 2005. The effect of the above adjustments has been to increase depreciation and depletion expense by $794,000 for the year ended December 31, 2005 and decrease depreciation by $415,000 for the year ended December 31, 2004.

c) Issuance of equity instruments for payment of liabilities

In connection with a royalty agreement entered into prior to 2002, the Company was required to issue shares of common stock to settle these royalty liabilities. As required by the agreement, these shares were issued at a discount to the then current market price. SFAS No. 123 required these transactions to be valued at the market value of the shares issued. The difference in the valuations was recorded as an increase to share capital and an increase to the retained deficit. There is no net income effect for the years ended December 31, 2005 or 2004.

d)  Asset retirement obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (SFAS No. 143). In accordance with US GAAP, the cumulative effect for a change in accounting policy is reflected in the statement of operations in the year of adoption. The difference in adoption date for Canadian and US GAAP purposes has resulted in a valuation difference in the asset retirement obligation resulting from the change in exchange rates. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the legal requirements of existing environmental laws and regulations that govern the Company’s mining properties.

Glencairn Gold Corporation Annual Report 2005

Asset Retirement Obligations – US GAAP

(in thousands)	Year ended December 31, 2005	Year ended December 31, 2004

Balance, beginning of period	$3,412	$3,465
Liabilities incurred	259	284
Changes in cash flow estimates	(935)	37
Liabilities settled	(1,138)	(621)
Accretion expense	228	247

Balance, end of period	1,826	3,412
Less current portion	210	1,190

	$1,616	$2,222

e) Income taxes

For the years ended December 31, 2005 and 2004, no income tax benefits were recorded on the US GAAP net loss reconciling items since it is not likely that the Company will realize the benefit in future periods.

f) Stock-based compensation

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148 “Accounting for Stock Based Compensation — Transition and Disclosure” (“SFAS No. 148”). The Company is applying the fair value recognition provisions of SFAS No.

123, as amended by SFAS No. 148, prospectively to all employee stock options granted after December 31, 2002. For employee stock option grants accounted for under SFAS No. 123, compensation cost is measured at the fair value of the stock option at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Company will continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations (“APB No. 25”). For employee stock option grants accounted for under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company’s common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period.

The Company’s policy is to grant options with an exercise price equal to the quoted market price of the Company’s common stock.

Stock option grant expense of $409,000 and $1,261,000 was recognized for the years ended December 31, 2005 and 2004, respectively.

The following reconciles net loss to pro forma net loss as if the fair value based method of accounting for employee stock options as prescribed under the provision of SFAS No. 123 had been applied to all outstanding and unvested employee stock options, and presents reported earnings per share (“EPS”) and pro forma EPS for the year ended December 31, 2004. For the year ended December 31, 2005, pro forma stock option expense was equal to reported stock option expense.

(in thousands) 2004

(in thousands)	2004

Net loss, as presented	$(8,626)
Add: stock option grant expense, as reported	1,261
Less: stock option expense, pro forma	(1,265)

Net loss, pro forma	(8,630)

Loss per share, as presented basic and diluted	$(0.07)

Loss per share, pro forma basic and diluted	$(0.07)

g) Derivative instruments

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

Glencairn Gold Corporation Annual Report 2005

In August 2004 and 2005, as required by Nicaraguan law, the Company entered into a one year supply contract to purchase electricity. The contract established the price for electricity. However, the Company was only obligated to pay for the electricity consumed. The Company does not consider this contract to be a derivative instrument. The Company has also entered into various contracts with vendors to supply materials used in the production of gold. Under the terms of these contracts the Company is only obligated to pay for materials delivered. The Company only contracts for delivery of material that it expects to be used in normal operations. The Company does not consider these contracts to be derivatives.

From August 2001 to August 2003, as required by Nicaraguan law, the Company entered into a series of one year contracts to purchase electricity. These contracts fixed the amount of electricity to be purchased by the Company, which was based on the estimated annual power consumption required by the Company’s mining operations. The contracts also fixed the price of electricity, which was indexed to the price of oil. Under these contracts, the Company was required to pay for the contracted quantity even if it was not consumed. The Company considered these contracts to be derivative instruments. The fair value of these contracts at December 31, 2004 was nil. The fair value of these contracts at December 31, 2003 was estimated to be $44,000 and was included in accounts receivable and prepaid expenses.

h) Marketable securities

Under Canadian GAAP, marketable securities are carried at cost. Pursuant to Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No.115) marketable securities “available for sale” are to be carried at market value and the unrealized gains or losses are included in the determination of other comprehensive income. All of the Company’s marketable securities held at December 31, 2005 were classified as “available for sale”.

i) Common shares

(in thousands)	December 31, 2005	December 31, 2004

Canadian GAAP	$57,132	$52,242

Acquisition of certain mining properties (b)	4,635	4,635
Issuance of equity instruments for payment of liabilities (c)	208	208
Reversal of reduction in the paid-up share
capital on the common shares of Black Hawk	28,391	28,391

	33,234	33,234

US GAAP	$90,366	$85,476

j) Deficit

(in thousands)	December 31, 2005	December 31, 2004

Canadian GAAP	$(14,149)	$(10,072)

Increased revenue (a)	4,613	-
Increased cost of sales (a)	(8,838)	-
Increased depreciation and depletion expense (b)	(4,431)	(3,637)
Increased foreign exchange gain (a)	623
Issuance of equity instruments for payment of liabilities (c)	(272)	(272)
Asset retirement obligations (d)	56	235
Property, plant and equipment written down	(2,329)	(2,329)
Reversal of reduction in the paid-up share capital on the
common shares of Black Hawk (Note 12)	(28,391)	(28,391

	(38,969)	(34,394)

US GAAP	$(53,118)	$(44,466)

k) Recently released accounting standards

In 2004, the FASB issued Statement of Financial Accounting Standard No. 151 “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 established standards for how an issuer measures fixed production costs and certain non-direct inventory costs when determining inventory costs. SFAS No. 151 is effective for financial periods beginning after November 1, 2004. Adoption of this standard has had no material impact on the financial statements of the Company.

In 2004, the FASB issued Statement of Financial Accounting Standard No. 153 “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (“SFAS No. 153”). As SFAS No. 153 amends APB Opinions No. 29 and establishes general rules for the exchange of

Glencairn Gold Corporation Annual Report 2005

non-monetary assets that have no commercial value. The provisions of SFAS No. 153 are effective for non-monetary exchanges after June 15, 2005. Adoption of this standard has had no material impact on the financial statements of the Company.

In 2004, the FASB issued EITF 04-06 “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF 04-06 has established that stripping costs during the production phase of a mine are to be considered as part of the variable production costs and should therefore be included in the cost of the inventory to be sold. The Company has early adopted this standard. EITF 04-06 affects the variable production costs at the Company’s Bellavista mine. The Company has included stripping costs during the production phase of the mine as part of the production costs.

In December 2004, FASB issued Statement of Financial Accounting Standard No. 123-R “Share-Based Payment (revised)” (“SFAS No. 123R”). SFAS No. 123-R amends Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation”(“SFAS No. 123”) by eliminating the intrinsic value method for accounting of equity based transactions primarily with employee based services. SFAS No. 123-R will have no material impact on the financial results of the Company as the Company has not used the intrinsic value method for its equity based transactions.

In November 2005, FASB issued FASB Staff position Nos. FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP No. 115”). FSP No. 115 provided guidance as to when an impairment in a marketable security was more than temporary in nature and what, if any, loss on an impairment marketable security should be recognized. FSP No. 115 is effective for financial periods beginning after December 15, 2005. The Company is currently assessing the impact, if any, FSP No. 115 will have on the financial statements.

Cautionary Note Regarding Forward-Looking Statements: This Annual Report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in for-ward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Glencairn Gold Corporation Annual Report 2005

EXHIBIT 2

GLENCAIRN GOLD CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Glencairn Gold Corporation (the “Company”) will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Tuesday, May 9, 2006 at 4:00 p.m. (Toronto time), for the following purposes:

1.	To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2005 and the report of the auditors thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the Company’s 2005 Annual Report. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has fixed the close of business on March 29, 2006 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting and any adjournment thereof. The board of directors of the Company has fixed 4:00 p.m. (Toronto time) on May 5, 2006 or 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournments thereof, as the time before which proxies, to be used or acted upon at the Meeting or any adjournments thereof, shall be deposited with the Company’s transfer agent.

DATED at Toronto, Ontario this 22nd day of March, 2006.

By Order of the Board of Directors Lorna D. MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION
MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Glencairn Gold Corporation (the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 29, 2006 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 5, 2006, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 22, 2006. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$".

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 5, 2006, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been given to an Intermediary, at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of March 22, 2006, 171,343,198 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 29, 2006. In accordance with the provisions of the Canada Business Corporations Act (the

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“CBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table sets forth information concerning the annual and long term compensation for services rendered to the Company and its subsidiaries for the financial years ended December 31, 2005, 2004 and 2003 in respect of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of the Company and the Company’s three most highly compensated executive officers other than the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer who received salary or bonuses from the Company aggregating in excess of US$123,762 (CDN$150,000) for the financial year ended December 31, 2005 (the “Named Executive Officers”). All dollar amounts were paid in Canadian dollars and were converted into US$ using the respective annual average noon exchange rates for Canadian dollars in terms of the US dollars quoted by the Bank of Canada. Fluctuations in the exchange rates result in salaries appearing to have increased, particularly between 2004 and 2005 when salaries, other than Mr. Price’s, in fact remained the same.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation

						Awards		Payouts

Name and Principal Position	Year	Salary (US$)		Bonus (US$)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts ($)	All Other Compen- sation (5) ($)

Kerry J. Knoll	2005	181,518		Nil	Nil	Nil	Nil	Nil	Nil
President and Chief	2004	168,971		15,361	Nil	500,000	Nil	Nil	Nil
Executive Officer	2003	95,994	(2)	Nil	Nil	700,000	Nil	Nil	Nil

Ian J. McDonald	2005	132,013		Nil	Nil	Nil	Nil	Nil	Nil
Chairman	2004	122,888		15,361	Nil	400,000	Nil	Nil	Nil
	2003	75,487	(2)	Nil	Nil	500,000	Nil	Nil	Nil

Kevin C. Drover	2005	165,017		Nil	Nil	Nil	Nil	Nil	Nil
Chief Operating Officer	2004	140,809	(3)	17,281	Nil	900,000	Nil	Nil	Nil
	2003	N/A		N/A	N/A	N/A	N/A	N/A	N/A

T. Derek Price	2005	165,842		Nil	Nil	200,000	Nil	Nil	Nil
Vice President, Finance	2004	142,089		11,521	Nil	300,000	Nil	Nil	Nil
and Chief Financial	2003	20,892	(4)	Nil	Nil	400,000	Nil	Nil	Nil
Officer

Lorna D. MacGillivray,	2005	121,700		8,250	Nil	Nil	Nil	Nil	Nil
Corporate Secretary and	2004	113,287		9,217	Nil	150,000	Nil	Nil	Nil
General Counsel	2003	N/A		Nil	Nil	150,000	Nil	Nil	Nil

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_________________

(1)

All dollar amounts referenced are in United States dollars and are referenced to as “United States dollars” or “US$". The amounts were paid in Canadian dollars and were converted into US$ using the annual average noon exchange rates for Canadian dollars in terms of the US dollars quoted by the Bank of Canada.

(2)	Includes amounts paid to a management company in which Messrs. Knoll and McDonald have an interest.
(3)	Represents salary from February 1, 2004.
(4)	Represents salary from October 1, 2003.
(5)	Perquisites and other personal benefits for the Named Executive Officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2005 pursuant to the Company’s amended and restated stock option plan (the “Stock Option Plan”).

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Kerry J. Knoll	Nil	N/A	N/A	N/A	N/A

Ian J. McDonald	Nil	N/A	N/A	N/A	N/A

Kevin C. Drover	Nil	N/A	N/A	N/A	N/A

T. Derek Price	200,000	11.5	0.48	0.48	January 19, 2010

Lorna D. MacGillivray	Nil	N/A	N/A	N/A	N/A

(1)	Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Stock Option Plan during the financial year ended December 31, 2005 of 1,745,000.

Options Exercised and Number of Options Outstanding

The following table sets forth certain information regarding all exercises of options granted under the Stock Option Plan during the financial year ended December 31, 2005 by the Named Executive Officers and the value as at December 31, 2005 of unexercised options of the Named Executive Officers on an aggregate basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005(1)

	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Kerry J. Knoll	Nil	Nil	1,600,000	Nil	52,000	Nil

Ian J. McDonald	Nil	Nil	1,300,000	Nil	52,000	Nil

Kevin C. Drover	Nil	Nil	900,000	Nil	Nil	Nil

T. Derek Price	Nil	Nil	900,000	Nil	Nil	Nil

Lorna D. MacGillivray	Nil	Nil	300,000	Nil	Nil	Nil

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(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on December 30, 2005 of $0.43.

Equity Compensation Plan Information

The following table provides details of the Corporation's Equity Compensation Plans at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans	12,746,334	$0.68	4,374,385
approved by securityholders

Equity compensation plans not	Nil	Nil	Nil
approved by securityholders

Total	12,746,334	$0.68	4,374,385

(1)

Includes 638,334 shares reserved for issuance to holders of options outstanding under the Black Hawk Share Option Plan (the "Black Hawk Plan") in October 2003 at the time of the business combination with Black Hawk Mining Inc. ("Black Hawk"), which were previously approved by the shareholders of Black Hawk.

Glencairn Stock Option Plan

The Stock Option Plan, as amended and restated effective May 10, 2005, is designed to provide a long term incentive to eligible participants, comprised of employees, officers, directors and consultants. On June 7, 2005, the shareholders of the Company approved an amendment to the Stock Option Plan to change the maximum number of Common Shares that may be reserved for issuance upon the exercise of options granted under the Stock Option Plan from 12,881,931 to 10% of the number of Common Shares outstanding as at the date of grant of options under the Stock Option Plan and all other security based compensation plans of the Company. The maximum number of Common Shares that may be reserved for issuance pursuant to the Stock Option Plan as of March 22, 2006 is 16,521,005.

Options to purchase an aggregate of 12,258,000 Common Shares are currently outstanding under the Stock Option Plan, representing approximately 7.2% of the Company’s issued and outstanding Common Shares. This leaves 4,262,985 Common Shares, representing approximately 2.5% of the Company’s issued and outstanding Common Shares, available for issuance under the Stock Option Plan. During the year ended December 31, 2005, no options granted under the Stock Option Plan were exercised. Together with the 613,334 Common Shares reserved for issuance upon exercise of options outstanding on March 22, 2006 under the Black Hawk Plan described below, a total of 12,871,334 Common Shares are reserved for issuance pursuant to options outstanding under both compensation plans, represents approximately 7.5% of the Company’s issued and outstanding Common Shares on March 22, 2006.

The Stock Option Plan currently provides that no one optionee shall be granted an option which exceeds 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised is again available for grant under the Stock Option Plan.

Under the current terms of the Stock Option Plan, options granted under the Stock Option Plan have an exercise price of not less than the market price, which is defined under the Stock Option Plan as “the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the Option is granted. Options are exercisable for a period not to exceed five years. The vesting of stock options is at the discretion of the Board. Options granted under the Stock Option Plan are not transferable or assignable and terminate: (i) on the date of termination of the optionee’s employment or upon ceasing

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to be a director and/or officer of the Company for any cause other than by retirement, permanent disability or death, subject to the discretion of the administrator of the Stock Option Plan to extend the date of termination of options in circumstances where they determine it to be in the best interests of the Company; (ii) within a period of six months following the death of an optionee; or (iii) within a period of three months following the termination of the optionee’s employment by permanent disability or retirement. The Stock Option Plan does not provide for the granting of stock appreciation rights.

The Board and/or the Compensation Committee of the Board, reserves the right to amend, modify or terminate the Stock Option Plan at any time provided that this right cannot, without the consent of the optionee, adversely affect the optionee’s rights under any option previously granted under the Stock Option Plan. The Stock Option Plan is subject to the rules of any stock exchange on which the Common Shares are listed.

Black Hawk Plan

In October 2003, as part of the business combination with Black Hawk, options outstanding under the Black Hawk Plan became exercisable into Common Shares. The options continued to be subject to the terms and conditions of the Black Hawk Plan. Options held by directors, officers and employees of Black Hawk who did not become directors, officers or employees of the Company continued to be exercisable for the original terms. No additional options may be granted under the Black Hawk Plan. Options under the Black Hawk Plan terminate 90 days after termination of the optionee’s position with the Company. Currently, there are 613,334 Common Shares reserved for issuance upon exercise of options that remain outstanding under the Black Hawk Plan, representing approximately 0.35% of the Company’s issued and outstanding Common Shares.

Termination of Employment, Change in Responsibilities and Employment Contracts

In August 2004, the Company entered into severance agreements with Messrs. Knoll, McDonald and Drover which provide that upon termination following a change of control, the employee will be entitled to 24 months’ salary and benefits (excluding bonus) (the “Severance Amount”) if his employment is terminated other than for cause or disability. Under the agreements, the employee also has the right, for 12 months following a change of control, to terminate his employment and receive the Severance Amount. The agreements also provide that in the event of resignation or termination following a change of control, options held will vest and will remain exercisable until the expiry of their original terms. “Change of control” is defined as a change of four or more of the directors of the Company unless approved by a majority of the Board or any acquisition of 50% or more of the Common Shares, or voting rights in respect thereof, by any person or company which is accompanied by a request by that person for representation on the Board and which is not approved by a majority of the directors of the Company.

In August 2003, the Company entered into an employment agreement with Mr. Price as Vice President, Finance and Chief Financial Officer. The agreement stipulates, among other things, that in the event that Mr. Price’s employment is terminated, he will be entitled to 24 months’ salary and certain benefits for up to 26 months (the “Termination Compensation”). In the event of a change of control, as defined below, Mr. Price will be entitled to resign within 120 days thereof and be paid the Termination Compensation. The agreement also provides that in the event of resignation or termination other than for cause, options held by Mr. Price will vest and will remain exercisable for 26 months after resignation or termination. Under Mr. Price’s agreement, a “change of control” is defined as less than 50% of the Board being Continuing Directors (as defined below) or the acquisition of 40% or more of the Common Shares, or voting rights in respect thereof, by any person or company including a person with whom such person is acting jointly. “Continuing Director” means either an individual who was a director following the business combination with Black Hawk in October 2003 or who subsequently becomes a director with the agreement of at least a majority of the Continuing Directors who are directors at the that time.

Composition of the Compensation Committee

The Compensation Committee is currently comprised of three directors who are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2005, the members of the Compensation Committee were J. John Kalmet (Chairman), Ronald P. Gagel and Patrick J. Mars.

Report on Executive Compensation

When determining the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives and senior

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management critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following four components:

(a)	base salary;
(b)	bonus; and
(c)	long-term incentive in the form of stock options granted in accordance with the Stock Option Plan.

The current salary levels were set in October 2003 following the business combination with Black Hawk, when the Compensation Committee met and reviewed and adjusted compensation, as recommended by management, including salaries and/or stock options of officers, directors and employees of the Company. The Compensation Committee also took into account contractual obligations with certain senior employees. The compensation of each officer and employee was compared to other positions within the Company and with comparable positions in peer group companies in the mining industry. The Compensation Committee found that the compensation recommended by management, while competitive, was slightly lower than the average for peer group companies. While a full review was deferred, the Compensation Committee concluded that the compensation of certain executives, was significantly below average. The Compensation Committee approved the recommended compensation, finding the level of compensation appropriate for the Company’s stage of development.

Given that stage of development, there was no general salary review in 2005; however, the Compensation Committee met in early 2006. It was agreed that a general review of compensation would be deferred until the Bellavista Mine, having just achieved commercial production during the month of December 2005, had completed several months of production. It was also agreed that more time was needed for the operations at the Limon Mine to become normalized after the suspensions due to labour disruptions in November and the continuing disruptions in March 2006. Bonuses are generally granted based on a combination of a percent of salary, this percentage reflecting the Company’s operating and financial performance, adjusted to reflect the individual’s contribution to the achievement of the Company’s goals, particularly the completion of construction of the Company’s Bellavista Mine in Costa Rica, its financing and the operating performance at the Limon Mine in Nicaragua. While there was no general compensation review in the circumstances, in January 2005, the compensation of the Chief Financial Officer was reviewed and his salary was increased and additional stock options were granted. In January 2006, Mr. Drover’s salary was increased and a bonus was awarded to Ms. MacGillivray in respect of 2005.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers through the Stock Option Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Compensation of Chief Executive Officer

The Compensation Committee presents its recommendations to the Board with respect to the Chief Executive Officer’s compensation. The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the

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form of stock options. Given the Company’s stage of development and reflecting the circumstances discussed above, the Chief Executive’s compensation was not reviewed in 2005; however, the Compensation Committee concluded that the Chief Executive Officer’s compensation is lower than that of CEO’s of peer group companies. The greatest emphasis continued to be placed on the stock option component and the Chief Executive’s salary was not adjusted in 2005. In setting the Chief Executive Officer’s salary in October 2003, the Compensation Committee reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers based on an industry wide survey and the Chief Executive Officer’s impact on the achievement of the Company’s objectives. The Compensation Committee intends to review the Chief Executive Officer’s compensation along with other executives later in 2006.

The foregoing report has been submitted by:	J. John Kalmet (Chairman) Ronald P. Gagel Patrick J. Mars

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 2000 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold (Sub Industry) for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 2000 through 2005.

	2000	2001	2002	2003	2004	2005
Glencairn Gold Corporation*	100.00	220.00	650.00	1,050.00	550.00	430.00
S&P/TSX Composite Index	100.00	86.06	74.04	92.02	103.50	126.18
S&P/TSX Composite Index Gold (Sub Industry)	100.00	121.42	151.59	175.50	160.72	193.34

_________________

*   Based on the trading prices for the Common Shares on the TSX from October 24, 2003 and on the TSX Venture Exchange prior to that date.

Compensation of Directors

Effective May 10, 2005, the Compensation Committee and the Board of Directors approved that payment to all non-management directors of an annual director’s fee of $15,000, payable quarterly and a participation fee of $500 per board or committee meeting, along with out-of-pocket expenses relating to attendance at a board or committee meeting. In addition, the Chairman of the Audit Committee is paid an extra $5,000 per annum, payable quarterly and all the members of the Audit Committee are paid an additional $250 per Audit Committee meeting. During 2005, and aggregate of $20,000 was paid to the six non-management directors in meeting fees and an aggregate of $53,000 was paid in annual fees. Other than the fees set out above and the benefits that may be realized from options to purchase

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Common Shares, the directors of the Company were not compensated by the Company or its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2005. The interest of Mr. Charter in material transactions is set out under the section entitled “Interest of Informed Persons in Material Transactions” on page 13 of this management information circular.

The following table sets forth certain information regarding options granted under the Stock Option Plan to the directors of the Company, other than Messrs. Knoll and McDonald, during the financial year ended December 31, 2005.

Name	Securities under Options Granted	Exercise Price ($/security)	Expiration Date

Ronald P. Gagel	400,000	0.41	May 10, 2010

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance was US$10 million;
(b)	the premium expense for the financial year ended December 31, 2005 was $60,000. The premium expense for 2006 is US$87,338. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and
(c)	the policy provides for deductibles as follows:
(i)	with respect to the directors and officers there is no deductible applicable; and
(ii)	with respect to reimbursement of the Company there is a deductible of $100,000 per claim.

Statement of Corporate Governance Practices

In October 2004, the Canadian Securities Administrators published National Instrument 58-101 Disclosure of Corporate Governance (the “Instrument”) and National Policy 58-102 Corporate Governance Guidelines (the “Policy”). The Instrument and Policy are effective and apply to disclosure in circulars filed following financial years ending on or after June 30, 2005.

Following the completion of the business combination with Black Hawk in October 2003 and the release of the proposed corporate governance guidelines by the Canadian Securities Administrators in early 2004, the Company reviewed its governance policies and procedures compared to current and proposed standards, and reviewed and implemented a number of policies and charters in order to bring its practices up to the standards set out in that proposal. In early 2004, the Board and the Audit Committee approved an Audit Committee Charter. During 2004, the Board, following review and recommendation by the Corporate Governance Committee, approved a Code of Business Conduct and Ethics, a Whistleblower Policy, a Timely Disclosure, Confidentiality and Insider Trading Policy and a Charter for each of the Board and the Safety and Environment, Compensation and Corporate Governance Committees. A copy of the Charter of the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A”.

In addition to the Charter of the Board of Directors, the corporate standard of care is set out in the governing corporate legislation of the Company, the Canada Business Corporations Act (the “CBCA”). The CBCA indicates that each director and officer of a company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company’s internal control and management information systems.

The Timely Disclosure, Confidentiality and Insider Trading Policy has been circulated to all employees of the Company and a Receipt and Acknowledgment has been signed by the officers and senior managers of the Company. The Code of Business Conduct and Ethics and the Whistleblower Policy have also been circulated to all employees of the Company and posted at the Company’s sites. Informational meetings were held at the operating sites to

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communicate the importance of compliance with these policies and they are re-circulated annually to senior managers with a reminder of the importance of adherence to these policies and codes. The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Chief Executive Officer of the Company. The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders and are continuing to enhance the Company’s corporate governance practices. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board’s duties include social responsibility issues and, with the assistance of the Safety and Environment Committee, environmental matters. The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain limits.

Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter. In order to carry out the foregoing responsibilities, the Board meets as required by circumstances. The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Board. The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship. The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives. The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan. A position description, setting out the responsibilities of the Chief Executive Officer in greater detail is being developed for approval by the Board.

Board of Directors

The Board is currently comprised of seven (7) members, six (6) of whom are standing for re-election. Five (5) of the current directors are considered to be independent directors. The Board is of the view that a Board, comprised of seven (7) directors, would be of a size that would be conducive to effective decision-making, would permit the Board Committees to function well and would be appropriate given the Corporation’s current size and financial resources. As the Company’s resources permit, efforts will be made to recruit an additional director with technical expertise who would serve on the Safety and Environment Committee and would also serve on the Audit Committee.

The Board has appointed a Chairman, other than the Chief Executive Officer. The appointment of a lead director may be considered in the future to address concerns that the Chairman is an executive officer. Currently the Chairman of each Committee is independent and the Board believes that these independent Chairmen provide leadership in each of the areas delegated to the Committees. In addition, any ad hoc committees which may be appointed by the Board will be comprised of independent directors and the Chairman of such committee will provide leadership in the matter for which the committee has been struck. The agenda for each meeting of the Board or a committee of the Board provides the opportunity for a private discussion among independent directors without management. Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws. The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.

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Under Instrument and Policy, an independent director is defined as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Ian J. McDonald and Kerry J. Knoll are not independent directors because they are both employed by the Company and are members of management. Each of Gordon F. Bub, Donald K. Charter, Ronald P. Gagel, John Kalmet and Patrick J. Mars, is an independent director as he does not have any business, employment or other relationships with the Company. The shareholdings of each director and the other reporting issuers of which each director is a director, are disclosed in this management information circular under the heading “Election of Directors”.

There are four committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Safety and Environment Committee. Other matters are considered by the full Board. As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees. During 2005, there were seven meetings of the Board of Directors, five meetings of the Audit Committee, one meeting of the Corporate Governance Committee, the Compensation Committee and the Safety and Environment Committee. Messrs. Bub, Knoll and McDonald attended all meetings of the Board; Messrs. Charter, and Mars attended four meetings of the Board, Mr. Mars having abstained from attending two meeting due to a potential conflict of interest., and Mr. Gagel attended all five meetings of the Board since his election as a director in May 2005.

Committees of the Board

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Patrick J. Mars (Chairman), Ronald P. Gagel and Gordon F. Bub, all of whom are independent directors.

The Board has assigned responsibility for the Company’s approach to corporate governance issues to the Corporate Governance Committee. The Corporate Governance Committee reviewed the Company’s corporate governance practices, reviewed and finalized Board and Committee Charters and policies and the Code of Business Conduct and Ethics and recommended them to the board for approval. They were implemented in early 2005. The Corporate Governance Committee meet and review the Company’s corporate governance practices periodically to ensure that the Company’s corporate governance practices are appropriate taking into account the recommendations in the Instrument and the Policy and given the Company’s size and resources and other applicable laws.

The Corporate Governance Committee is responsible for reviewing on a periodic basis the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. The Corporate Governance Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualifications of existing directors. The Corporate Governance Committee is responsible for ensuring that an orientation program, including visits to the Company’s mining operations, is provided for new members of the Board. The Corporate Governance Committee meets at least once each year or more frequently as circumstances require and may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance Committee or, at a minimum, the Chairman of such committee may meet with the Company’s in-house or external corporate counsel to discuss the Company’s corporate governance policies and practices. The members of the Corporate Governance Committee are Donald K. Charter (Chairman), Gordon F. Bub and Ian J. McDonald, a majority of whom are independent directors. The Corporate Governance Committee met in 2006 and adopted a policy with respect to a self assessment process to be undertaken by each director, the Board as a whole and each Committee of the Board. Under this process, assessment forms are completed and returned on a confidential basis to the Chairman of the Corporate Governance Committee. A summary is prepared and discussed by the Committee and the Board and recommendations made as appropriate. Areas for future consideration include the appointment of a lead director and the preparation of position descriptions for each director, the Chairman or lead director and the Chairman of each Committee of the Board. Currently the roles and responsibilities of the Chairman and the Chairmen of each Committee are determined based on the business experience of the incumbents, customary roles for such positions in like-sized companies and the needs of the Company as discussed at Board and Committee meetings. As the Company’s resources permit, consideration will be given to recruitment of an additional director with technical expertise who would serve of the Safety and Environment Committee and the Audit Committee.

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The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including option grants received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director. In May 2005, the Compensation Committee and the Board determined that non-management directors would receive an annual director’s fee of $15,000, payable quarterly and a participation fee of $500 per board or committee meeting and out-of-pocket expenses relating to attendance at a board or committee meeting. In addition, it was determined that the Chairman of the Audit Committee would receive an extra $5,000 per annum, payable quarterly and all the members of the Audit Committee would be paid an additional $250 per Audit Committee meeting. The Compensation Committee meets as required to review compensation for senior management. The members of the Compensation Committee are John Kalmet (Chairman), Ronald P. Gagel and Patrick J. Mars, all of whom are independent directors under the Instrument and Policy.

The Safety and Environment Committee oversees the development and implementation of policies and best practices of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. The members of the Safety and Environment Committee are John Kalmet, (Chairman), who is an independent director and the Chief Operating Officer of the Corporation. It is intended that an additional director will be added to the Safety and Environment Committee in the future when an additional director with technical expertise is added to the Board.

This disclosure statement has been approved by the Board.

Audit Committee

Information regarding the Company’s Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2005 under the heading “Audit Committee Information and Charter” and a copy of the Audit Committee Charter is attached to the annual information form as Schedule “A”. The Company’s annual information form is available on SEDAR at www.sedar.com.

Indebtedness of Directors and Executive Officers

The following table provides details regarding the aggregate indebtedness of directors, executive officers and employees of the Company or any of its subsidiaries and formers directors, executive officers and employees of the Company or any of its subsidiaries outstanding to the Company or any of its subsidiaries at March 22, 2006.

Aggregate Indebtedness ($)

Purpose	To the Company or its Subsidiaries	To Another Entity

Share purchases	$425,000	Nil
Other	Nil	Nil

The following table provides details regarding the indebtedness of directors and executive officers of the Company and former directors and executive officers of the Company during the financial year ended December 31, 2005 and as at the date hereof. The aggregate indebtedness to the Company or any of its subsidiaries as at the date hereof is $425,000.

Indebtedness of Directors and Executive Officers under Securities Purchase Programs

Name and Principal Position	Involvement of the Company or Subsidiary	Largest Amount Outstanding During 2005 ($)	Amount Outstanding as at March 22, 2006 ($)	Financially Assisted Securities Purchases During 2005	Security for Indebtedness	Amount Forgiven During 2005

Gordon F. Bub Director	Lender (1)	425,000	425,000	Nil	333,333 Common Shares	Nil

_________________

(1)	This loan was made in 1990, increased in 1995 and was amended in 2001 by Black Hawk.

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The loan is evidenced by a promissory note in the principal amount of $425,000 and is non-interest bearing until default, at which time the entire principal amount becomes due and payable and earns interest at a rate per annum equal to the prime rate of interest charged by a Canadian chartered bank. Mr. Bub used the proceeds of this loan to purchase Black Hawk common shares and has pledged 1,000,000 Black Hawk common shares (now 333,333 Common Shares) as security for this loan. The loan must be repaid within five business days after September 6, 2006. Mr. Bub is permitted to dispose of the securities pledged as security for the loan in certain circumstances and upon the repayment of all or a portion of the loan. The sole recourse of the Company in respect of the loan is to the securities pledged as security for the loan.

Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes the Company from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executive officers does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. The Company does not extend any new credit to any of its current directors or executive officers.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

In October 2001, the Company’s subsidiary, Black Hawk, engaged a subsidiary of Breakwater Resources Ltd. (“Breakwater”) to provide purchasing and logistics services for the Company’s Limon mine in Nicaragua (the “Limon Mine”). In 2004, this agreement was amended to include the Bellavista mine in Costa Rica (the Bellavista Mine”). During 2005, Mr. Charter, a director of the Company, is also a director of Breakwater. Fees of US$108,000 were paid during the financial year ended December 31, 2005 under this agreement. During 2005, Black Hawk also purchased materials and supplies from Breakwater for US$364,000.

During 2005, the Company provided management and administrative services and office space to Blue Pearl Mining Ltd. (previously Patent Enforcement and Royalties Ltd.). During 2005, the Company was paid US$227,000 for such services, including rent. At December 31, 2005, the Company was owed US$22,000 related to this amount. Messrs. Knoll, McDonald, Kalmet and Price and Ms. MacGillivray are also directors and/or officers of Blue Pearl Mining Ltd.

Election of Directors

The Company’s Articles of Incorporation and the CBCA provide that the Board consists of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of seven (7) directors, six (6) of whom are standing for re-election. At the Meeting, the six (6) persons named hereunder will be proposed for re-election as directors of the Company. Mr. Gordon F. Bub, who has served as a director of the Company since October 17, 2003, is not standing for re-election. The Board intends to recruit a new director with technical expertise to join the Board in 2006. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

The following table sets forth the name, municipality of residence, principal occupation or employment, date they first became a director of the Company and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 22, 2006.

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Name and Province/State and Country of Residence	Principal Occupation or Employment and Directorships	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

Donald K. Charter(2)	Business Consultant; Director of	October 17, 2003	Nil (6)
Ontario, Canada	Breakwater Resources Ltd., IAMGold
Corporation, Great Plains
Exploration Inc. and Dundee REIT.

Ronald P. Gagel(1)(3)	Vice President and Chief Financial	May 10, 2005	50,000((7))
Ontario, Canada	Officer of FNX Mining Company Inc.;
Director of HudBay Minerals Inc.

J. John Kalmet(3)(4)	Mining Engineer; Director of Blue	March 21, 2002	232,000 ((8))
British Columbia, Canada	Pearl Mining Ltd., and North
American Tungsten Corporation Ltd.

Kerry J. Knoll	President and Chief Executive	April 22, 1987	2,068,424 ((9))
Ontario, Canada	Officer of the Company; Director of
Blue Pearl Mining Ltd., Black Pearl
Minerals Consolidated Inc. and
Seymour Exploration Corp.

Patrick J. Mars(1)(3)	Business Consultant; Director of	September 26, 2002	40,000 ((10))
Ontario, Canada	Yamana Gold Inc., First Point
Minerals Corporation, Carpathian
Gold Inc., Endeavour Mining Capital
Corporation, Manicouagan Minerals
Inc., Sage Gold Inc., Aura Gold
Inc. and Pacifica Resources Inc.

Ian J. McDonald(2)	Chairman of the Company; Chairman,	June 18, 1992	1,697,574 (1
Ontario, Canada	President and Chief Executive
Officer and a Director of Blue
Pearl Mining Ltd.; Director of
Alpha One Corporation and Intrepid
Minerals Corporation

_________________

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Safety and Environment Committee.
(5)	Includes 110,000 Common Shares owned by Mr. Bub's daughter over which Mr. Bub exercises direction. Mr. Bub also holds options to acquire 460,667 Common Shares at prices ranging from $0.48 to $0.95 per share and warrants to acquire 33,333 Common Shares at $0.65 per share.
(6)	Mr. Charter holds options to acquire 460,000 Common Shares at prices ranging from $0.29 to $0.95 per share.
(7)	Mr. Gagel holds options to exercise 400,000 Common Shares at $0.41 per share.
(8)	Mr. Kalmet also holds options to acquire 535,000 Common Shares at prices ranging from $0.44 to $0.95 per share and warrants to acquire 51,000 Common Shares at prices ranging from $0.55 to $01.25 per share.
(9)	Mr. Knoll also holds options to acquire 1,600,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 145,556 Common Shares at prices ranging from $0.55 to $01.25 per share.
(10)	Mr. Mars also holds options to acquire 600,000 Common Shares at prices ranging from $0.50 to $0.95 per share.
(11)	Mr. McDonald also holds options to acquire 1,300,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 237,945 Common Shares at prices ranging from $0.55 to $01.25 per share.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Bub who, prior to November 2003 was a self-employed Consultant and prior to November 2001, was Chairman and Chief Executive Officer of Breakwater Resources Ltd.; Mr. Charter who, prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. and Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors; Mr. Gagel who, prior to June 2005 was a consultant and from 1988 to

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2004 was with Aur Resources Inc., initially as Director of Corporate Finance and from 1999 to 2004 as Vice-President and Chief Financial Officer; Mr. Kalmet who, from February 1996 to October 2001, was President of Wheaton River Minerals Ltd.; Mr. Knoll who held various positions with the Company including Co-Chairman and President of the Company until May 22, 2002 and prior thereto, from 1991 to October 2001, held various positions with Wheaton River Minerals Ltd., including President and Vice President, Investor Relations; Mr. Mars who, from January 1999 to May 2001, was Chairman and Director of First Marathon Securities (UK) Ltd./NBC Financial (UK); and Mr. McDonald who, from 1990 to October 2001, was Chief Executive Officer of Wheaton River Minerals Ltd.

Corporate Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Company on December 1, 2003.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2005, which can be found in the Company’s annual report to shareholders that accompanies this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from the Corporate Secretary and General Counsel of the Company by phone at (416) 860-0919 or by e-mail at lmacgillivray@glencairngold.com.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS Lorna D. MacGillivray Corporate Secretary and General Counsel

Toronto, Ontario
March 22, 2006

15

Schedule “A”

GLENCAIRN GOLD CORPORATION
CHARTER OF THE BOARD OF DIRECTORS

I.	PURPOSE

The Board of Directors of Glencairn Gold Corporation (the “Company”) is responsible for the general supervision of the management of the business and for acting iii the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, Compensation Committee, Corporate Governance Committee and the Safety and Environment Committee. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of the Company.

II.	RESPONSIBILITIES

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (vi) mining and other safety and environmental concerns issues.

•	Approving disclosure and securities compliance policies, including communications policies of the Company.

•	With the assistance of the Corporate Governance Committee:

—	Reviewing the composition of the Board of Directors and establishing its independence criteria.

—	The continuing evaluation of the performance of the President and Chief Executive Officer and other executives and ensure management succession.

—	The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.

—	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.

—	Ensuring that an appropriate comprehensive orientation and education program for new members of the Board of Directors and ongoing education for all directors is in place

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•	With the assistance of the Audit Committee:

—	Ensuring the integrity of the Company’s internal controls and management information systems.

—	Ensuring the Company’s ethical behavior and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

—	Identification of the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

—	Review and approval of significant operational and financial matters and the provision of direction to management on these matters.

—	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•	With the assistance of the Compensation Committee and the President and Chief Executive Officer, the approval of the compensation of the senior management team.

•	The review of strategic planning process, approval of key strategic plans that take into account business opportunities and business risks identified by the Audit Committee and monitoring performance against such plans.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Reviewing with senior management major corporate decisions which require Board approval and approving such decisions as they arise.

•	Obtaining periodic reports from senior management and/or the Safety and Environment Committee on the Company’s operations including, but without limitation, reports on safety and environment issues and security issues surrounding the Company’s assets (property and employees) and the protection mechanism that the Company has in place.

•	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company’s constating documents and by-laws.

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EXHIBIT 3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
GLENCAIRN GOLD CORPORATION
FOR USE AT AN ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON
MAY 9, 2006

The undersigned shareholder(s) of GLENCAIRN GOLD CORPORATION (the “Company”) hereby appoint(s) Ian J. McDonald, the Chairman of the Board of the Company, or in lieu of the foregoing, Kerry J. Knoll, the Chief Executive Officer of the Company, or in lieu of the foregoing, , to attend and vote on behalf of the undersigned at the Annual Meeting of Shareholders of the Company to be held on Tuesday, May 9, 2006 and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)	Election of Directors:

Donald K. Charter Ronald P. Gagel	J. John Kalmet Kerry J. Knoll	Ian J. McDonald Patrick J. Mars

( }	VOTED FOR all the directors	( )	WITHHELD FROM VOTING in respect of the election of all of directors;

( )	A shareholder may withhold authority to vote for any nominee by putting a line through or otherwise striking out the name of any nominee.

(b)	VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

(c)	VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this __________ day of ________________________ , 2006.

____________________________________________________________________________________
Signature of Shareholder

____________________________________________________________________________________
Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below before 4:00 p.m. (Toronto time) on May 5, 2006 or not less than 48 hours (excluding Saturdays and holidays) before the time for holding any adjournments thereof.

3.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 148 of the Canada Business Corporations Act, where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in item (c). Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.

Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below by 4:00 p.m. (Toronto time) on May 6 , 2005 or not less than 48 hours (excluding Saturdays and holidays) before the time for holding any adjournments thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street
West Toronto, Ontario M5H 4C3

Fax No.:   (416) 361-0470